                             Registration Statement No. 333 -
================================================================
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                  ----------------------------

                            FORM F-3
                     REGISTRATION STATEMENT
                              UNDER
                   THE SECURITIES ACT OF 1933
                  ----------------------------

                         FRONTLINE LTD.
     (Exact name of registrant as specified in its charter)

 Islands of Bermuda                  4412                     N/A
   (State or other             (Primary Standard       (I.R.S. Employer
   jurisdiction of                Industrial          Identification No.)
  incorporation or              Classification
    organization)                Code Number)

   Frontline Ltd.                                     Seward & Kissel LLP
    Mercury House                                   One Battery Park Plaza
  101 Front Street                                 New York, New York 10004
   Hamilton Hm 12                                       (212) 574-1200
       Bermuda                                   (Name, address and telephone
   (441) 295-6935                                 number of agent for service)
(Name, address and telephone
 number of Registrant's
 principal executive office)

                        ----------------------------
                                 Copies to:

           Kate Blankenship                       Gary J. Wolfe, Esq.
            Frontline Ltd.                        Seward & Kissel LLP
           c/o Mercury House                    One Battery Park Plaza
           101 Front Street                    New York, New York 10004
              Hamilton Hm                           (212) 574-1200
              12 Bermuda
            (441) 295-6935
                        ----------------------------

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                       CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------

                                       Proposed     Proposed
     Title of                           Maximum      Maximum
   Each Class of                       Offering     Aggregate       Amount of
   Securities to     Amount to be      Price Per    Offering      Registration
   be Registered      Registered     Security (1)   Price (1)        Fee (2)
---------------------------------------------------------------------------
Debt Securities (3)
---------------------------------------------------------------------------

Preferred Shares,
par value (3)
---------------------------------------------------------------------------
Ordinary Shares,
par value $2.50       34,579,054        $18.40    $636,254,593     $159,063.65
per share (3)(4)
---------------------------------------------------------------------------
Total              $1,136,254,593(4)     100%   $1,136,254,593(4)  $284,063.65
---------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2) The registration fee has been calculated in accordance with Rule 457(o) under the Securities Act of 1933 in respect of the $1,136,254,593 of securities registered hereunder.

(3) There is being registered an indeterminate principal amount of Debt Securities and an indeterminate number of Ordinary Shares and Preferred Shares up to a total dollar amount of $500,000,000 as may be issued from time to time by the Registrant, including issuance of Debt Securities, Ordinary Shares and Preferred Shares upon the exercise, conversion or exchange of Debt Securities or Preferred Shares, to the extent any such securities are, by their terms, exercisable or convertible into or exchangeable for Debt Securities, Ordinary Shares or Preferred Shares. There are also being registered hereunder 34,579,054 Ordinary Shares that may be offered from time to time by the Selling Shareholders.

(4) The prospectus included herein relates to $500,000,000 of previously unregistered securities that may be issued from time to time by the Registrant and 34,579,054 Ordinary Shares that may be offered from time to time by the Selling Shareholders.

 ---------------------------------------------------------------------------
    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this

Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

         Subject to completion - - dated July 13, 2001


                        [Frontline Logo]


                          $500,000,000
                               and
                   34,579,054 Ordinary Shares



                         Frontline Ltd.


    Through this prospectus, we may periodically offer:

                        -    our ordinary shares

                        -    our preferred shares and

                        -    our debt securities,

up to a total dollar amount of $500,000,000 and one or more of our shareholders may periodically offer up to 34,579,054 of our ordinary shares.

    The prices and other terms of the securities that we or our shareholders will offer will be determined at the time of their offering and will be described in a supplement to this prospectus.

    We will not receive any of the proceeds from the sale of any ordinary shares offered by the selling shareholders. We will bear approximately $318,000 and the selling shareholders will bear approximately $409,000 of the costs relating to the registration of all of the securities registered under this Registration Statement, which we estimate to be approximately $727,000.

    Our ordinary shares are currently listed on the London Stock Exchange under the symbol "FRO" and the Oslo Stock Exchange under the symbol "FRO", and our ADSs are listed on the Nasdaq National Market under the symbol "FRONY". We have applied to list our ordinary shares on the New York Stock Exchange under the symbol "FRO", and expect to terminate the listing of our ADSs on the Nasdaq National Market simultaneously with the listing of our ordinary shares on the New York Stock Exchange.

    An investment in our ordinary shares, preferred shares and debt securities involves risks. See the section entitled "Risk
Factors" beginning on page 6.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


         The date of this prospectus is July     , 2001


THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                        TABLE OF CONTENTS

PROSPECTUS SUMMARY........................................3
RISK FACTORS..............................................6
FORWARD LOOKING STATEMENTS................................14
SELLING SHAREHOLDERS......................................15
CAPITALIZATION............................................16
USE OF PROCEEDS...........................................16
RATIO OF EARNINGS TO FIXED CHARGES........................17
UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION.......17
DESCRIPTION OF ORDINARY SHARES............................21
DESCRIPTION OF PREFERRED SHARES...........................22
DESCRIPTION OF DEBT SECURITIES............................23
PLAN OF DISTRIBUTION......................................34
ENFORCEMENT OF CIVIL LIABILITIES..........................35
LEGAL MATTERS.............................................36
EXPERTS...................................................36
WHERE YOU CAN FIND ADDITIONAL INFORMATION.................37
INFORMATION PROVIDED BY THE COMPANY.......................38
FINANCIAL STATEMENTS......................................F-1
PART II...................................................A-1

    In this prospectus, "we", "us" and "our" all refer to Frontline Ltd. and its subsidiaries ("Frontline").

                       PROSPECTUS SUMMARY

    This section summarizes some of the information that is contained in other documents incorporated by reference in this prospectus. As an investor or prospective investor, you should review carefully the risk factors and the more detailed information contained in such other documents.

    We use the term deadweight, or dwt, in describing the size of tanker vessels. Dwt, expressed in metric tons each of which is equivalent to 1000 kilograms, refers to the maximum weight of cargo and supplies that a tanker can carry.

                           Our Company

    We are a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers, including oil/bulk/ore, or OBO carriers. We operate tankers of two sizes: very large crude carriers, or VLCCS, which are between 200,000 and 320,000 dwt, and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. In addition, through our acquisition of Golden Ocean Group Ltd. completed in October 2000, we acquired a fleet of dry bulk carriers that includes Capesize, Panamax and Handymax size bulk carriers. We operate through subsidiaries and partnerships located in Bermuda, Liberia, Norway, Panama, Singapore and Sweden. We are also involved in the charter, purchase and sale of vessels. Since 1996, we have emerged as a leading tanker company within the VLCC and Suezmax size sectors of the market.

    Our tanker fleet, which is one of the largest and most modern in the world, consists of 31 owned, part-owned or controlled VLCCs and 26 owned, part-owned or controlled Suezmax tankers, of which 8 are Suezmax OBOs. In addition, we have a fleet of 8 wholly owned dry bulk carriers consisting of 3 Capesize, 2 Panamax and 3 Handymax size carriers and a 50% interest in two additional Handymax size carriers. We also have eight newbuilding contracts, a one-third interest in two further newbuilding contracts and have purchase options or obligations to acquire a further two VLCCs. We also charter three modern VLCCs and two modern Suezmax tankers.

    In 2000, we took delivery of three Suezmax and one VLCC newbuildings and two secondhand Suezmax tankers. In addition, we acquired three second-hand VLCCs and a 40% interest in a second-hand VLCC. In acquiring Golden Ocean in October 2000, we acquired its entire dry bulk fleet, seven wholly or partially owned VLCCs and five options or obligations to acquire VLCCs. Three of the VLCCs covered by the options have since been delivered to us.

    In 2001 to date, we have sold two 1993-built VLCCs and a 2000 built Suezmax tanker, all of which had been acquired in 2000, and we bought a 50.1% interest in two 1993-built VLCCs., Through our acquisition of Mosvold Shipping Limited in 2001, we have acquired two VLCCs built in the mid-1970s and three newbuilding contracts for VLCCs to be delivered, one in each of 2001, 2002 and 2003.
In addition, we have acquired a one-third interest in four VLCCs acquired from Bergesen d.y. ASA.

    Our fleet has a total tonnage of more than 17 million dwt, and our vessels have an average age of less than six years compared with an estimated industry average of over 12.5 years. We believe that our vessels comply with the most stringent of generally applicable environmental regulations for tankers.

    We are committed to providing quality transportation services to all of our customers and to developing and maintaining long term relationships with the major charterers of tankers. Increasing global environmental concerns have created a demand in the petroleum products/crude oil seaborne transportation industry for vessels that are able to conform to the stringent environmental standards currently being imposed throughout the world. Our fleet of modern single hull VLCCs, may discharge crude oil at the Louisiana Offshore Oil Port until the year 2015, and our modern single hull Suezmax tankers may call at US ports until the year 2010 under the phase in schedule for double hull tankers presently prescribed under the U.S. Oil Pollution Act of 1990.

Acquisition of Mosvold Shipping Limited

    On April 23, 2001, we announced an offer for all of the shares of Mosvold Shipping Limited, a Bermuda company whose shares are listed on the Oslo Stock Exchange. Through a combination of shares acquired and acceptances of the offer, as of May 31, 2001, we controlled 97% of the shares of Mosvold. Mosvold owns two mid-70s built VLCCs, one of which has recently been sold to be converted for use as a floating product storage and offloading unit, and three newbuilding contracts for VLCCs to be delivered, one in each of 2001, 2002 and 2003.

Newbuilding Commitments

We have eight newbuilding contracts and a one-third interest in two further newbuilding contracts. The newbuildings are scheduled to be delivered as follows:

Two Suezmaxes and one VLCC for delivery in 2001

Six VLCCs for delivery in 2002
One VLCC for delivery in 2003

We expect to finance approximatley 30 per cent of each vessel, equivalent to approximately $56 million, through cash generated by operating activities and the remaining 70 per cent by traditional bank financing. We will also consider alternatives methods of financing as suitable opportunities arise.

                            Strategy

    Our plan is to create one of the world's largest publicly traded shipping companies, with a modern, high quality VLCC and Suezmax fleet. Our business strategy is primarily based upon the following principles:

    - emphasizing operational safety and quality maintenance for all of our vessels;

    - complying with all current and proposed environmental regulations;

    -    outsourcing technical operations and crewing;

    -    controlling operational costs of vessels;

    - owning one of the most modern and homogeneous fleets of tankers in the world;

    -    achieving high utilization of our vessels;

    -    achieving competitive financing arrangements and

    - developing and maintaining relationships with major oil companies and industrial charterers.

    After having delivered their cargo, spot market vessels typically operate in ballast until being rechartered. It is the time element associated with these ballast legs that we seek to minimize by efficiently chartering our OBO carriers and tankers. We seek to maximize our earnings by employing our vessels in the spot market, under time charters or under contracts of affreightment.

                       Corporate Structure

    We are incorporated under the laws of the Island of Bermuda.
We maintain our principal executive offices at Mercury House, 101
Front Street, Hamilton HM 12, Bermuda. Our telephone number at that address is (441) 295-6935.

                          RISK FACTORS

    The following summarizes certain risks that may materially affect our business, financial condition or results of operations.

The cyclical nature of the tanker industry may lead to volatile changes in charter rates and vessel values which may adversely affect our earnings

    Historically, the tanker industry has been highly cyclical, with volatility in profitability and asset values resulting from changes in the supply of and demand for tanker capacity. If the tanker market is depressed in the future our earnings and available cash flow may decrease. Our ability to recharter our vessels on the expiration or termination of their current spot and time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

    The factors affecting the supply and demand for oil tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

    -    demand for oil and oil products;

    -    global and regional economic conditions;

    - the distance oil and oil products are to be moved by sea; and

    -    changes in seaborne and other transportation patterns.

The factors that influence the supply of tanker capacity include:

    -    the number of newbuilding deliveries;

    -    the scrapping rate of older vessels;

    -    the number of vessels that are out of service; and

    - national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage.

We are highly dependent on spot oil voyage charters. Any decrease in spot charter rates in the future may adversely affect our earnings

    The majority of our vessels currently operate on a spot charter basis or under contracts of affreightment. Although spot chartering is common in the tanker industry, the spot charter market is highly competitive and spot charter rates may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time waiting for charters and time spent travelling unladen to pick up cargo. We cannot assure you that future spot charters will be available at rates sufficient to enable our vessels trading in the spot market to operate profitably. In addition, bunkering, or fuel charges that account for a substantial portion of the operating costs and generally reflect prevailing oil prices, are subject to sharp fluctuations.

Our revenues experience seasonal variations that may affect our income

    We operate our tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. Tanker markets are typically stronger in the winter months in the Northern Hemisphere due to increased oil consumption. In addition, unpredictable weather patterns in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities and demand for vessels. Changing demand for vessels may affect the charter rates that we receive.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings

The fair market value of tankers may increase and decrease depending on the following factors:

    - general economic and market conditions affecting the tanker industry;

    -    competition from other shipping companies;

    -    types and sizes of vessels;

    -    other modes of transportation;

    -    cost of newbuildings;

    -    governmental or other regulations;

    -    prevailing level of charter rates; and

    -    technological advances.

    If we sell a tanker at a time when tanker prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, which may cause a loss and a reduction in earnings. Recent market conditions in the tanker industry have favourably affected the market value of our vessels. It is possible that the market value of our vessels will decline in the future.

If we violate environmental laws or regulations, the resulting liability may adversely affect our earnings and financial condition

    Our operations are subject to extensive regulation designed to promote tanker safety, prevent oil spills and generally protect the environment. Local, national and foreign laws, as well as international treaties and conventions, can subject us to material liabilities in the event that there is a release of petroleum or other hazardous substances from our vessels.

    For example, the United States Oil Pollution Act of 1990, or OPA, provides that owners, operators and bareboat charterers are strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile zone off the U.S. coasts. OPA provides for unlimited liability in some circumstances, such as a vessel operator's gross negligence or willful misconduct. However, in most cases OPA limits liability to the greater of $1,200 per gross ton or $10 million per vessel. OPA also permits states to set their own penalty limits. Most states bordering navigable waterways impose unlimited liability for discharges of oil in their waters. The International Maritime Organization, or IMO, has adopted a similar liability scheme that imposes strict liability for oil spills, subject to limits that do not apply if a vessel owner's intentional or reckless conduct causes a release.

    U.S. law, the law in many of the nations in which we operate, and international treaties and conventions that impact our operations also establish strict rules governing vessel safety and structure, training, inspections, financial assurance for potential cleanup liability and other matters. These requirements can limit our ability to operate and substantially increase our operating costs. The U.S. has established strict deadlines for phasing-out single-hull oil tankers and both the IMO and the European Union have adopted similar phase-out periods.

    Under OPA, with certain limited exceptions, all newly built or converted tankers operating in United States waters must be built with double hulls conforming to particular specifications. The OPA subjects tankers without double hulls to structural and operational measures to reduce oil spills and precludes them operating in United States waters between 1995 and 2015 according to size, age, hull configuration and place of discharge, unless retrofitted with double hulls. In addition, for both new and existing vessels, OPA specifies annual standards and requirements for inspections, vessel manning, equipment and vessel construction in various stages of development.

    The IMO recently announced a proposed revised timetable for the phasing out of single-hull oil tankers by 2015. The proposal identifies three categories of tankers based on cargo carrying capacity and the presence or absence of protectively located segregated ballast tanks. The new IMO proposal phases out, no later than 2007, single-hull oil tankers with carrying capacities of 20,000 dwt and above that carry crude oil, fuel oil, heavy diesel oil or lubricating oil, and 30,000 dwt and above that carry other oils, if they do not comply with IMO requirements for protectively located segregated ballast tanks. Single-hull oil tankers with similar carrying capacities which do comply with IMO requirements for protectively located segregated ballast tanks are to be phased out by 2015, depending on the date of delivery of the vessel. It also phases out by 2015 all other single-hull oil tankers with carrying capacities of 5,000 dwt and above and not falling into one of the above categories, depending on a vessel's delivery date.

    These requirements can affect the resale value or useful lives of our vessels. In addition, violations of applicable requirements or a catastrophic release from one of our vessels could have a material adverse impact on our financial condition and results of operations.

Our earnings could suffer if we do not successfully employ our dry bulk vessels when their bareboat charters and time charters terminate

    Most of the vessels (nine of the ten vessels) in the dry bulk fleet that we acquired through our purchase of Golden Ocean Group Limited in 2000 operate under long-term charters. Although these long-term charters provide steady streams of revenue, the vessels that are subject to these charters may not be available for spot voyages during an upswing in the dry bulk market cycle, when spot voyages might be more profitable. Additionally, if we cannot recharter those vessels on long term charters or employ them in the spot market profitably when their current charters expire, this could have a material adverse impact on our financial condition and results of operations.

The market for transportation of crude oil is highly competitive and we may not be able effectively to compete

    The operation of tanker vessels and transportation of crude and petroleum products and the other businesses in which we operate are extremely competitive. Through our operating subsidiaries we compete with other oil tanker and dry bulk carrier owners (including major oil companies as well as independent companies), and, to a lesser extent, owners of other size vessels. Our market share currently is insufficient to enforce any degree of pricing discipline in the markets in which we compete. It is possible that our competitive position will erode in the future.

We do not earn revenues when we have tankers constructed for us, even though we must make progress payments

    We currently have on order two Suezmax tankers for delivery in the second half of 2001 and six VLCCs, of which one is for delivery in late 2001, four for delivery in 2002 and the final one for delivery in 2003. In addition, we have two partly owned VLCC's for delivery in 2002. We are required to make progress payments during the construction of the vessels, but we will not derive any revenue from the vessels until after their delivery. If the shipyards fail to complete the contracts, or if we fail to obtain financing to pay for the vessels, we may forfeit all or a portion of the instalments that we have paid.

Our debt service obligations could affect our ability to incur additional indebtedness or engage in certain transactions

    Our existing financing agreements impose operation and financing restrictions on us which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of our lenders. In addition, our lenders may accelerate the maturity of indebtedness under our financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements.

Fluctuations in the yen could affect our earnings

    The fleet of our subsidiary, Golden Ocean Group Limited, which we acquired in 2000, has some charters and financing arrangements that require payments of principal and interest or charter hire in Yen. While many of the charters for the dry bulk vessels that we acquired through Golden Ocean require the charterers to pay in Yen so as to cover related Yen denominated debt service, the charterers may also pay a significant part of the charter hire in U.S. Dollars. As we have not hedged our Yen exposure against the U.S. Dollar, a rise in the Yen could have a material adverse impact on our financial condition, cash flows and results of operations.

We may be unable to attract and retain key management personnel in the tanker industry, which may negatively impact the effectiveness of our management and our results of operation

    Our success depends to a significant extent upon the abilities and efforts of our senior executives, and particularly John Fredriksen, our Chairman and Chief Executive Officer, and Tor Olav Troim, our Vice-President, for the management of our activities and strategic guidance. While we believe that we have an experienced management team, the loss or unavailability of one or more of our senior executives, and particularly Mr. Fredriksen or Mr. Troim, for any extended period of time, could have an adverse effect on our business and results of operations.

Our vessels may suffer damage and we may face unexpected drydocking costs which could affect our cash flow and our ability to service our debt

    If our vessels suffer damage they may need to be repaired at a drydock or other type of ship repair facility. The costs of drydock and/or repairs are unpredictable and can be substantial. We may have to pay drydocking and repair costs that our insurance does not cover. This would decrease earnings. Repairs may involve long periods of inactivity which may have a negative effect on earnings and our ability to service our debt.

Risks involved with operating ocean going vessels could affect our business and reputation, which would adversely affect our revenues

    The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

    -    marine disaster;

    -    piracy;

    -    environmental accidents;

    -    cargo and property losses or damage; and

    - business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries, labour strikes, or adverse weather conditions.

    Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an oil spill or other environmental disaster may harm our reputation as a safe and reliable tanker operator.

We may not have adequate insurance to compensate us if our vessels are damaged or lost

    We procure insurance for our fleet against those risks that we believe the shipping industry commonly insures against. These insurances include hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage, and war risk insurance. We can give no assurance that we are adequately insured against all risks. We may not be able to obtain adequate insurance coverage at reasonable rates for our fleet in the future. Additionally, our insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs or lower our revenue.

Maritime claimants could arrest our tankers, which could interrupt our cash flow

    Crew members, suppliers of goods and services to a tanker, shippers of cargo and other parties may obtain a maritime lien against that tanker for unsatisfied debts, claims or damages. In many jurisdictions a maritime lienholder may enforce its lien by arresting a tanker through foreclosure proceedings. The arrest or attachment of one or more of our tankers could interrupt our cash flow and require us to pay a significant amount of money to have the arrest lifted.

    In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel, which is subject to the claimant's maritime lien, and any "associated" vessel, which is any vessel the same owner owns or controls. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our ships.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings

    A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels would negatively impact our revenues.

Our operations outside the United States expose us to global risks that may interfere with the operation of our vessels

    We are an international company and primarily conduct our operations outside of the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. Hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have

    We are a Bermuda corporation. Our Memorandum of Association and Bye-Laws and the Bermuda Companies Act 1981, as amended, govern our affairs. Investors may have more difficulty in protecting their interests in the face of managements', directors' or controlling shareholders' actions than would shareholders of a corporation incorporated in a United States jurisdiction. In addition, our executive officers, administrative activities, and assets are located outside the United States. As a result, it may be more difficult for investors to effect service of process within the United States upon us, or to enforce both in the United States and outside the United States judgments against us in any action, including actions predicated upon the civil liability provisions of the federal securities laws of the United States.

We may have to pay tax on United States source income, which would reduce our earnings

    The United States Internal Revenue Code of 1986, or the Code, may subject a vessel owning or chartering corporation, such as ourselves and our subsidiaries, to a 4% United States federal income tax on 50% of the gross shipping income we derive from transportation that begins or ends, but that does not both begin and end, in the U.S., unless the Code entitles that corporation to a special tax exemption under the Code which applies to the international shipping income derived by some non-United States corporations. We believe that we and each of our subsidiaries qualify for this statutory tax exemption for the year ended December 31, 2000.

    However, due to the absence of final Treasury regulations or other definitive authority concerning some aspects of this tax exemption under the relevant provisions of the Code and to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

    If the Code does not entitle us or our subsidiaries to this statutory tax exemption for any taxable year, we or our subsidiaries could be subject for those years to an effective 4% United States federal income tax on the portion of the income we or our subsidiaries derive during the year from United States sources. The imposition of this taxation would have an adverse effect on our profitability.

                       SWEDISH TAX DISPUTE

    We have recently received an adverse decision from the Swedish Administrative Court of Appeal with respect to a tax dispute with the Swedish tax authorities relating to ICB Shipping
(publ) Aktiebolag, or ICB, a wholly owned subsidiary that we acquired in the fourth quarter of 1999. The dispute arises from a limited partnership in which ICB invested, and which sold a vessel on the exercise of a purchase option by a third party in 1990. The Swedish tax authorities assessed an "exit" tax on ICB and the other members of the limited partnership and also sought to tax ICB and the other members for income earned by the partnership. ICB has contested these assessments. The Swedish Administrative Court of appeal has recently upheld a decision by a County Administrative Court finding ICB liable for these assessments. Including accrued interest, the taxes found due by the court total approximately SEK90 million, or $8.3 million at the exchange rate prevailing in mid-July, 2001. We are currently appealing this judgment.

                   FORWARD LOOKING STATEMENTS

    Matters discussed in this document may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

    We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views with respect to future events and financial performance. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

    The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

    In addition to these important factors and matters discussed elsewhere in this prospectus, and in the documents incorporated by reference in this prospectus, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports we file with the Securities and Exchange Commission and the New York Stock Exchange.
                      SELLING SHAREHOLDERS

    The following table describes our shareholders that have requested to be included in this prospectus.

                                                               Shares Owned
                        Shares Owned Prior   Shares Offered    After This
                        To this Offering     for Sale          Offering
                        ----------------------------------------------------

Selling
 Shareholders
-------------
Hemen Holding Ltd. (1)  29,097,934           29,097,934              0
Meisha Inc. (1)          5,481,120            5,481,120              0

(1) Hemen Holding Ltd. is a Cyprus holding company indirectly controlled by Mr. John Fredriksen, our Chairman and Chief Executive Officer. Meisha Inc is a Bahamas holding company indirectly controlled by Mr. John Fredriksen, our Chairman and Chief Executive Officer.

                         CAPITALIZATION


                                           As of March 31, 2001
                                                         Actual
(in thousands of $)

Debt:
    Current portion of long-term debt                   227,482

    Total long-term debt, net of current portion      1,352,811

    Total debt                                        1,580,293

Stockholders' equity

    Share capital                                       192,298

    Additional paid-in capital                          564,691

    Warrants and options                                  7,178

    Accumulated other comprehensive loss                (8,933)

    Retained earnings                                   415,283

    Total stockholders' equity                        1,170,517

Total Capitalization                                  2,750,810

                         USE OF PROCEEDS

    Unless we specify otherwise in any prospectus supplement, we will use the net proceeds from the sale of the securities offered by this prospectus for capital expenditures, repayment of indebtedness, working capital, to make acquisitions and for general corporate purposes. We will not receive any proceeds from the sale of any ordinary shares by the selling shareholders.

               RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth our ratio of earnings to fixed charges for each of the preceding five fiscal years.

                                            FISCAL YEAR
                          -----------------------------------------------
                            2000       1999       1998       1997      1996
                           -------    -------    -------    -------   -------
Ratio of earnings
  to fixed charges.....   4.11       --         1.26       1.37      1.81
Deficiency of earnings
  available to cover
  fixed charges           --         94,134     --         --        --
Ratio of earnings
 to combined fixed
 charges and
 preferred stock
 dividends (1) ........   ---        ---        ---        ---       ---

_______________
(1) We have not issued any preferred shares as of the date of this prospectus.

       UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

    On October 10, 2000, we took control of Golden Ocean Group Limited ("Golden Ocean"), a shipping group which holds interest in 14 VLCCs and 10 bulk carriers. On the same date Golden Ocean emerged from bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. On January 14, 2000, Golden Ocean and its immediate subsidiaries, Golden Ocean Tankers Limited and Channel Rose Holdings Inc., filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code with the Clerk of the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"), and through this protection received an exclusive period of up to 120 days to file a Plan of Reorganization. On July 7, 2000, Frontline filed a proposed plan of reorganization (the "Plan of Reorganization") and disclosure statement (the "Disclosure Statement") with the Bankruptcy Court which set forth the manner in which claims against and equity interests in the Debtors would be treated. On August 4, 2000 the

Bankruptcy Court approved Frontline's Disclosure Statement.  The
Plan of Reorganization was approved by an overwhelming majority of holders of claims entitled to vote and was confirmed at a hearing on September 15, 2000.

    On October 10, 2000 the Plan of Reorganization became effective and Frontline acquired the entire share capital of Golden Ocean. The total acquisition price paid, including amounts paid to settle allowed claims, was approximately $63.0 million, including 1,245,998 shares issued at a price of $15.65 per share.

    The following unaudited pro forma condensed combined statement of operations give effect to the acquisition of Golden Ocean by Frontline under the purchase method of accounting as if the acquisition had taken place on January 1, 2000. The pro forma condensed combined statement of operations is presented for illustrative purposes only. The pro forma adjustments are based upon available information and assumptions that management believe are reasonable. The pro forma condensed combined statement of operations does not purport to represent what the results of operations would actually have been if the acquisition had in fact occurred on such date, nor do they purport to project the results of operations of Frontline for any future period or as of any date, respectively.

    Under the purchase method of accounting, tangible and intangible assets acquired and liabilities assumed are recorded at their estimated fair values. The excess of the purchase price, including estimated fees and expenses relating to the acquisition, over the net assets acquired is classified as goodwill.

    The unaudited pro forma condensed combined statement of operations for the period presented was prepared by combining Frontline's statement of operations for the year ended December 31, 2000 with Golden Ocean's statement of operations for the nine months ended September 30, 2000, giving effect to the acquisition as if it had occurred on January 1, 2000. These unaudited pro forma condensed combined statements of operations do not give effect to any restructuring costs or to any potential costs savings or other operating efficiencies that could result from the acquisition by Frontline. In addition, the unaudited pro forma condensed information does not include the historical results of operations of Golden Ocean for the first ten days of October as the amounts are deemed immaterial.

    The condensed consolidated historical statement of operations for Frontline for the year ended December 31, 2000 is derived from the audited consolidated historical statement of operations incorporated by reference in this prospectus. The condensed consolidated historical statement of operations for Golden Ocean for the nine months ended September 30, 2000 is derived from the unaudited condensed consolidated historical statement of operations included in this prospectus.

       UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                   Frontline          Golden Ocean   Pro Forma    Pro Forma
                   Historical         Historical     Adjustments  Combined
              12 months ended       9 months ended
                 December 31,        September 30,
                         2000                 2000

Net operating
  revenues              $599,944          $65,309     $     -    $665,253

Gain (loss)
 from sale of
 vessels                   1,160            7,697           -       8,857

Ship operating
 expenses                 88,455            7,797           -      96,252
Charterhire expenses      34,351            8,938           -      43,289
Administrative
 expenses                  9,326            4,081           -      13,407
                        --------         --------    --------    --------

Operating income
 before depreciation
 and amortization        468,972           52,190           -     521,162
                        --------         --------    --------    --------

Depreciation
 and amortization         92,880           18,231     (204)(1)    107,192
                                                         95(2)
                                                    (3,810)(3)

Operating income
 after depreciation
 and amortization        376,092           33,959        3,919    413,970

Interest income            6,858              753            -      7,611

Interest expenses        (96,174)         (19,368)    2,508(4)   (113,034)

Share or results
 from associated
 companies                12,817            8,506            -     21,323
Foreign exchange
 gain (loss)              14,563           15,309            -     29,872
Other financial items       (248)            (414)           -       (662)

Income before
 taxes and
 minority interest       313,908           38,745        6,427    359,080

Reorganization items                        7,618            -      7,618
Minority interest              -              368            -        368
Taxes                         41                             -         41
                        --------         --------     --------   --------

Net income              $313,867         $ 30,759     $  6,427   $351,053
                        --------         --------     --------   --------

Weighted average
 number of shares
 issued and
 outstanding(5)
 -- Basic                 73,391                           980     74,371
 -- Diluted               73,564                           980     74,544

Earnings per
 Share ($)
 -- Basic               $   4.28                                  $  4.72
 -- Diluted             $   4.27                                  $  4.71

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF
OPERATIONS

(1) This adjustment represents the estimated elimination of amortization of goodwill in Golden Ocean.

(2) This adjustment gives effect to the estimated amortization for the effect of the excess of consideration over net assets acquired. The purchase price in the Golden Ocean acquisition, approximately $63.0 million, has been allocated based on estimated fair values at the date of acquisition. The excess of consideration over the fair value of net assets acquired, an amount of $2.8 million, has been allocated to goodwill. For purposes of the unaudited pro forma condensed combined statement of operations, goodwill is being amortised over an estimated life of 22 years.

(3) This adjustment reflects the adjustment to depreciation expense for the effect of the fair value adjustment of Golden Ocean's vessels.

(4) This adjustment represents the estimated elimination of amortization of deferred charges in Golden Ocean.

(5) The weighted average number of ordinary shares outstanding has been calculated assuming that the 1,245,998 ordinary shares issued as part of the consideration for the purchase price for the acquisition of Golden Ocean, were issued on January 1, 2000. The diluted weighted average number of ordinary shares outstanding includes the effect of the assumed conversion of potentially dilutive instruments.

                 DESCRIPTION OF ORDINARY SHARES

    We are incorporated in the Islands of Bermuda. Bermuda law, and our Memorandum of Association and Bye-Laws govern the rights of our shareholders.

    Generally, Bermuda law permits a company to enter into an agreement to amalgamate, which sets forth the terms and conditions of the amalgamation, the mode of carrying the amalgamation into effect and the manner of converting shares of a company into shares of another company. Under Bermuda law, a company's Bye-Laws may prescribe the vote necessary to approve an amalgamation involving that company. Presently, our Bye-Laws effectively require the approval of 75% of our outstanding ordinary shares to approve an amalgamation. Bermuda law requires that each share of an amalgamating company be allowed to vote on an amalgamation even if the share is otherwise is non-voting.

    Bermuda law provides for appraisal rights for shareholders who do not vote in favor of an amalgamation and who follow certain procedures. However, under Bermuda law, no written demand of payment to the amalgamating company is required, and instead, the dissenting shareholder must apply to the Supreme Court of Bermuda for a determination of the fair value of its shares.

    Bermuda law permits the Bye-Laws of a company to provide that a majority is required to constitute a quorum for the transaction of any action at a meeting of directors. Our Bye-Laws contain such a provision.

    In Bermuda, the Bye-Laws of a company may authorize a company to indemnify its officers or directors against personal liability for anything done or omitted to be done by such officer or director except any acts of fraud or dishonesty. Our Bye-Laws contain such indemnification provisions.

    Bermuda law permits a company to purchase and maintain insurance to indemnify any officer or director against loss or liability imposed by a rule of law the officer or director breached in his capacity as an officer or director of the company. We currently maintains directors and officers liability insurance and intend to maintain such coverage in the future.

    Under Bermuda law, an officer or director who has a material interest in a matter being considered by a company or is a party to such a contract is deemed to have acted dishonestly if he fails to disclose it to the company's directors.

    Holders of our ordinary shares do not have any preemptive rights or conversion rights, or sinking fund privileges. All of the outstanding shares are duly authorized, validly issued, fully paid and non-assessable.

SHARE HISTORY

    The following is a description of our share history over the past three years. As of January 1, 1998, we had 73,726,816 ordinary shares outstanding. After an amalgamation with the old Frontline Ltd. in May, 1998, we had 461,058,609 ordinary shares outstanding. Later in 1998, we effectuated a 1:10 reverse share split and 1,000 ordinary shares were issued in connection with the exercise of options. As of December 31, 1998, we had 46,106,860 ordinary shares outstanding. During 1999, we issued 14,855,000 shares, and had 60,961,860 shares outstanding as of December 31, 1999. During 2000, we issued 19,256,967 ordinary shares in private placements, in exchange for acquired assets or pursuant to exercises of options or warrants. In addition, in 2000, we cancelled 171 treasury shares and 430,000 shares over which we had a call option. We also repurchased pursuant to a publicly announced repurchase plan 1,719,845 ordinary shares. As of December 31, 2000 we had 78,068,811 ordinary shares outstanding. In 2001 to date, we have issued 416,555 ordinary shares pursuant to the exercise of options and warrants and we have repurchased 1,572,800 ordinary shares so that as of June 30, 2001 we have 76,912,566 ordinary shares outstanding.

                 DESCRIPTION OF PREFERRED SHARES

    The material terms of any series of preferred shares that we offer through a prospectus supplement will be described in that prospectus supplement. Our board of directors is authorized to provide for the issuance of preferred shares in one or more series with designations as may be stated in the resolution or resolutions providing for the issue of such preferred shares. At the time that any series of our preferred shares are authorized, our board of directors will fix the dividend rights, any conversion rights, any voting rights, redemption provisions, liquidation preferences and any other rights, preferences, privileges and restrictions of that series, as well as the number of shares constituting that series and their designation. Our board of directors could, without shareholder approval, cause us to issue preferred stock which has voting, conversion and other rights that could adversely affect the holders of our ordinary shares or make it more difficult to effect a change in control. Our preferred shares could be used to dilute the share ownership of persons seeking to obtain control of us and thereby hinder a possible takeover attempt which, if our shareholders were offered a premium over the market value of their shares, might be viewed as being beneficial to our shareholders. In addition, our preferred shares could be issued with voting, conversion and other rights and preferences which would adversely affect the voting power and other rights of holders of our ordinary shares.

                 DESCRIPTION OF DEBT SECURITIES

    We may issue debt securities from time to time in one or more series, under one or more indentures, each dated as of a date on or prior to the issuance of the debt securities to which it relates. We may issue senior debt securities and subordinated debt securities pursuant to separate indentures, a senior indenture and a subordinated indenture, respectively, in each case between us and the trustee named in the indenture. These indentures will be filed either as exhibits to an amendment to this Registration Statement for a prospectus supplement, or as an exhibit to a Securities Exchange Act of 1934, or Exchange Act, report that will be incorporated by reference to the Registration Statement for a prospectus supplement, hereinafter collectively referred to as the Subsequent Filings. The senior indenture and the subordinated indenture, as amended or supplemented from time to time, are sometimes referred to individually as an "indenture" and collectively as the "indentures." Each indenture will be subject to and governed by the Trust Indenture Act. The aggregate principal amount of debt securities which may be issued under each indenture will be unlimited and each indenture will set forth the specific terms of any series of debt securities or provide that such terms shall be set forth in or determined pursuant to, an authorizing resolution, as defined in the applicable prospectus supplement, and/or a supplemental indenture, if any, relating to such series.

    Our statements below relating to the debt securities and the indentures are summaries of their anticipated provisions, are not complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable indenture and any applicable U.S. federal and Bermuda federal income tax consideration as well as any applicable modifications of or additions to the general terms described below in the applicable prospectus supplement or supplemental indenture.

GENERAL

    Neither indenture limits the amount of debt securities which may be issued and each indenture provides that debt securities may be issued up to the aggregate principal amount from time to time. The debt securities may be issued in one or more series. The senior debt securities will be unsecured and will rank on a parity with all of our other unsecured and unsubordinated indebtedness. Each series of subordinated debt securities will be unsecured and subordinated to all present and future senior indebtedness of debt securities will be described in an accompanying prospectus supplement.

    You should read the Subsequent Filings relating to the particular series of debt securities for the following terms of the offered debt securities:

    (1) the designation, aggregate principal amount and authorized denominations;

    (2) the issue price, expressed as a percentage of the aggregate principal amount;

    (3)  the maturity date;

    (4)  the interest rate per annum, if any;

    (5) if the offered debt securities provide for interest payments, the date from which interest will accrue, the dates on which interest will be payable, the date on which payment of interest will commence and the regular record dates for interest payment dates;

    (6) any optional or mandatory sinking fund provisions or conversion or exchangeability provisions;

    (7) the date, if any, after which and the price or prices at which the offered debt securities may be optionally redeemed or must be mandatorily redeemed and any other terms and provisions of optional or mandatory redemptions;

    (8) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which offered debt securities of the series will be issuable;

    (9) if other than the full principal amount, the portion of the principal amount of offered debt securities of the series which will be payable upon acceleration or provable in bankruptcy;

    (10) any events of default not set forth in this prospectus;

    (11) the currency or currencies, including composite currencies, in which principal, premium and interest will be payable, if other than the currency of the United States of America;

    (12) if principal, premium or interest is payable, at our election or at the election of any holder, in a currency other than that in which the offered debt securities of the series are stated to be payable, the period or periods within which, and the terms and conditions upon which, the election may be made;

    (13) whether interest will be payable in cash or additional securities at our or the holders' option and the terms and conditions upon which the election may be made;

    (14) if denominated in a currency or currencies other than the currency of the United States of America, the equivalent price in the currency of the United States of America for purposes of determining the voting rights of holders of those debt securities under the applicable indenture;

    (15) if the amount of payments of principal, premium or interest may be determined with reference to an index, formula or other method based on a coin or currency other than that in which the offered debt securities of the series are stated to be payable, the manner in which the amounts will be determined;

    (16) any restrictive covenants or other material terms relating to the offered debt securities, which may not be inconsistent with the applicable indenture;

    (17) whether the offered debt securities will be issued in the form of global securities or certificates in registered or bearer form;

    (18) any terms with respect to subordination;

    (19) any listing on any securities exchange;

    (20) additional provisions, if any, related to defeasance and discharge of the offered debt securities; and

    (21) the applicability of any guarantees.

    Unless otherwise indicated in the Subsequent Filings relating to the indenture, principal, premium and interest will be payable and the debt securities will be transferable at the corporate trust office of the applicable trustee. Unless other arrangements are made or set forth in the Subsequent Filings or supplemental indenture, principal, premium and interest will be paid by checks mailed to the holders at their registered addresses.

    Unless otherwise indicated in the Subsequent Filings relating thereto, the debt securities will be issued only in fully registered form without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

    Some or all of the debt securities may be issued as discounted debt securities, bearing no interest or interest at a rate which at the time of issuance is below market rates, to be sold at a substantial discount below stated principal amount. United States federal income consequences and other special considerations applicable to any discounted securities will be described in the Subsequent Filings relating thereto.

    Reference is made to the applicable Subsequent Filings with respect to any deletions or additions or modifications from the description contained in this prospectus.

COVENANTS

    Any series of offered debt securities may have covenants in addition to or differing from those, included in the applicable indenture which will be described in the Subsequent Filings prepared in connection with the offering of such securities, limiting or restricting, among other things:

    (1) our or our subsidiaries' incurrence of debt and/or our or our subsidiaries, incurrence of secured debt;

    (2) the making of certain payments, dividends, redemptions or repurchases;

    (3) our ability to create dividend and other payment restrictions affecting our subsidiaries;

    (4)  our ability to make investments;

    (5)  mergers and consolidations by us;

    (6)  sales of assets by us;

    (7)  our ability to enter into transactions with affiliates;

    (8)  our ability to incur liens; and

    (9)  sale and leaseback transactions.

MODIFICATION OF THE INDENTURES

    Each indenture and the rights of the respective holders may be modified by us only with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of all series under the respective indenture affected by the modification, taken together as one class, but no modification altering the terms of payment of principal or interest, changing the place or medium of payment of principal or interest, impairing the rights of holders to institute suit for payment or reducing the percentage required for modification or altering such other terms as are provided in the Subsequent Filings will be effective against any holder without his consent. In addition, such other terms as specified in the Subsequent Filings may be modified without the consent of the holders.

EVENTS OF DEFAULT

    Each indenture defines an event of default for the debt securities of any series as being any one of the following events:

    (1)  default for 30 days in any payment of interest when due;

    (2)  default in any payment of principal or premium when due;

    (3) default in the deposit of any sinking fund payment when due;

    (4) default for 60 days after appropriate notice in the performance of any other covenant in the debt securities or the applicable indenture;

    (5) default under a bond, debenture, note or other evidence of indebtedness for borrowed money by us or our subsidiaries (to the extent we are directly responsible or liable therefor) having a principal amount in excess of a minimum amount set forth in the applicable Subsequent Filing, whether such indebtedness now exists, or is hereafter created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled within 30 days after written notice to us as provided in the indenture; and

    (6)  events of bankruptcy, insolvency or reorganization.

    There may be such other or different events of default as described in the applicable Subsequent Filing with respect to any class or series of offered debt securities.

    In case an event of default shall occur and be continuing for the debt securities of any series, the applicable trustee or the holders of not less than 25% in aggregate principal amount of the debt securities then outstanding of that series may declare the principal of the debt securities of that series and the accrued interest thereon to be due and payable. Any event of default for the debt securities of any series which has been cured may be waived by the holders of a majority in aggregate principal amount of the debt securities of that series then outstanding.

    Each indenture requires us to file annually after debt securities are issued thereunder with the applicable trustee a written statement signed by two of our officers as to the absence of material defaults under the terms of that indenture. Each indenture provides that the applicable trustee may withhold notice to the holders of any default if it considers it in the interest of the holders to do so, except notice of a default in payment of principal, premium or interest.

    Subject to the provisions of each indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, each indenture provides that the trustee shall be under no obligation to exercise any of its rights or powers under that indenture at the request, order or direction of holders unless the holders shall have offered to the trustee reasonable indemnity. Subject to these provisions for indemnification and the rights of the trustee, each indenture provides that the holders of a majority in principal amount of the debt securities of any series then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

DEFEASANCE AND DISCHARGE

    The terms of each indenture provide us with the option to be discharged from any and all obligations in respect of the debt securities issued thereunder upon the deposit with the trustee, in trust, of money or U.S. government obligations, or both, which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay any installment of principal, premium and interest on, and any mandatory sinking fund payments in respect of, the debt securities on the stated maturity of the payments in accordance with the terms of the debt securities and the indenture governing the debt securities. This right may only be exercised if, among other things, we have received from, or there has been published by, the United States Internal Revenue Service a ruling to the effect that such a discharge will not be deemed, or result in, a taxable event with respect to holders. Such discharge would not apply to our obligations to register the transfer or exchange of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and hold moneys for payment in trust.

DEFEASANCE OF CERTAIN COVENANTS

    The terms of the debt securities provide us with the right to omit to comply with specified covenants and that specified events of default described in the Subsequent Filing will not apply. In order to exercise this right, we will be required to deposit with the trustee money or U.S. government obligations, or both, which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay principal, premium, if any, and interest on, and any mandatory sinking fund payments in respect of, the debt securities on the stated maturity of such payments in accordance with the terms of the debt securities and the indenture governing such debt securities. We will also be required to deliver to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the IRS a ruling to the effect that the deposit and related covenant defeasance will not cause the holders of such series to recognize income, gain or loss for federal income tax purposes.

    The Subsequent Filing may further describe the provisions, if any, of any particular series of offered debt securities permitting a discharge defeasance.

GLOBAL SECURITIES

    The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depository identified in the applicable Subsequent Filing and registered in the name of the depository or a nominee for the depository. In such a case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series to be represented by the global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive certificated form, a global security may not be transferred except as a whole by the depository for the global security to a nominee of the depository or by a nominee of the depository to the depository or another nominee of the depository or by the depository or any nominee to a successor depository for that series or a nominee of the successor depository and except in the circumstances described in the applicable Subsequent Filing.

    We expect that the following provisions will apply to depository arrangements for any portion of a series of debt securities to be represented by a global security. Any additional or different terms of the depository arrangement will be described in the applicable Subsequent Filing.

    Upon the issuance of any global security, and the deposit of that global security with or on behalf of the depository for the global security, the depository will credit, on its book-entry registration and transfer system, the principal amounts of the debt securities represented by that global security to the accounts of institutions that have accounts with the depository or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of the debt securities or by us, if the debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participating institutions or persons that may hold interest through such participating institutions. Ownership of beneficial interests by participating institutions in the global security will be shown on, and the transfer of the beneficial interests will be effected only through, records maintained by the depository for the global security or by its nominee. ownership of beneficial interests in the global security by persons that hold through participating institutions will be shown on, and the transfer of the beneficial interests within the participating institutions will be effected only through, records maintained by those participating institutions. The laws of some jurisdictions may require that purchasers of securities take physical delivery of the securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in the global securities.

    So long as the depository for a global security, or its nominee, is the registered owner of that global security, the depository or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture. Unless otherwise specified in the applicable Subsequent Filing and except as specified below, owners of beneficial interests in the global security will not be entitled to have debt securities of the series represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of the series in certificated form and will not be considered the holders thereof for any purposes under the indenture. Accordingly, each person owning a beneficial interest in the global security must rely on the procedures of the depository and, if such person is not a participating institution, on the procedures of the participating institution through which the person owns its interest, to exercise any rights of a holder under the indenture.

    The depository may grant proxies and otherwise authorize participating institutions to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the applicable indenture. We understand that, under existing industry practices, if we request any action of holders or any owner of a beneficial interest in the global security desires to give any notice or take any action a holder is entitled to give or take under the applicable indenture, the depository would authorize the participating institutions to give the notice or take the action, and participating institutions would authorize beneficial owners owning through such participating institutions to give the notice or take the action or would otherwise act upon the instructions of beneficial owners owning through them.

    Unless otherwise specified in the applicable Subsequent Filings, payments of principal, premium and interest on debt securities represented by global security registered in the name of a depository or its nominee will be made by us to the depository or its nominee, as the case may be, as the registered owner of the global security.

    We expect that the depository for any debt securities represented by a global security, upon receipt of any payment of principal, premium or interest, will credit participating institutions' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of the depository. we also expect that payments by participating institutions to owners of beneficial interests in the global security held through those participating institutions will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in street names, and will be the responsibility of those participating institutions. None of us, the trustees or any agent of ours or the trustees shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to those beneficial interests.

    Unless otherwise specified in the applicable Subsequent
Filings, a global security of any series will be exchangeable for certificated debt securities of the same series only if:

    (1) the depository for such global securities notifies us that it is unwilling or unable to continue as depository or such depository ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor depository is not appointed by us within 90 days after we receive the notice or become aware of the ineligibility,

    (2) we in our sole discretion determine that the global securities shall be exchangeable for certificated debt securities, or

    (3) there shall have occurred and be continuing an event of default under the applicable indenture with respect to the debt securities of that series.

    Upon any such exchange, owners of beneficial interests in the global security or securities will be entitled to physical delivery of individual debt securities in certificated form of like tenor and terms equal in principal amount to their beneficial interests, and to have the debt securities in certificated form registered in the names of the beneficial owners, which names are expected to be provided by the depository's relevant participating institutions to the applicable trustee.

    In the event that the Depository Trust Company acts as depository for the global securities of any series, the global securities will be issued as fully registered securities registered in the name of Cede & Co., DTC's partnership nominee.

    DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participating institutions deposit with DTC. DTC also facilitates the settlement among participating institutions of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participating institutions' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participating institutions include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participating institutions and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers and banks and trust companies that clear through or maintain a custodial relationship with a direct participating institution, either directly or indirectly. The rules applicable to DTC and its participating institutions are on file with the Commission.

    To facilitate subsequent transfers, the debt securities may be registered in the name of DTC's nominee, Cede & Co. The deposit of the debt securities with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities. DTC's records reflect only the identity of the direct participating institutions to whose accounts debt securities are credited, which may or may not be the beneficial owners. The participating institutions remain responsible for keeping account of their holdings on behalf of their customers.

    Delivery of notices and other communications by DTC to direct participating institutions, by direct participating institutions to indirect participating institutions, and by direct participating institutions and indirect participating institutions to beneficial owners of debt securities are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect.

    Neither DTC nor Cede & Co. consents or votes with respect to the debt securities. Under its usual procedures, DTC mails a proxy to the issuer as soon as possible after the record date. The proxy assigns Cede & Co.'s consenting or voting rights to those direct participating institution to whose accounts the debt securities are credited on the record date.

    If applicable, redemption notices shall be sent to Cede & Co.
If less than all of the debt securities of a series represented by global securities are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participating institutions in that issue to be redeemed.

    To the extent that any debt securities provide for repayment or repurchase at the option of the holders thereof, a beneficial owner shall give notice of any option to elect to have its interest in the global security repaid by us, through its participating institution, to the applicable trustee, and shall effect delivery of the interest in a global security by causing the direct participating institution to transfer the direct participating institution's interest in the global security or securities representing the interest, on DTC's records, to the applicable trustee. The requirement for physical delivery of debt securities in connection with a demand for repayment or repurchase will be deemed satisfied when the ownership rights in the global security or securities representing the debt securities are transferred by direct participating institutions on DTC's records.

    DTC may discontinue providing its services as securities depository for the debt securities at any time. Under such circumstances, in the event that a successor securities depository is not appointed, debt security certificates are required to be printed and delivered as described above.

    We may decide to discontinue use of the system of book-entry transfers through the securities depository. In that event, debt security certificates will be printed and delivered as described above.

    The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to he reliable, but we take no responsibility for its accuracy.

                      PLAN OF DISTRIBUTION

    We are registering the securities covered by this prospectus for ourselves and for the selling shareholders.

    The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. We and/or the selling shareholders may sell the ordinary shares on The New York Stock Exchange, in private transactions, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

    In addition, we and/or the selling shareholders may sell some or all of our ordinary shares included in this Registration
Statement through:

    -- a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

    -- purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or

    -- ordinary brokerage transactions and transactions in which a broker solicits purchasers.

    The selling shareholders may enter into other transactions with respect to our ordinary shares. For example, the selling shareholders may:

    -- enter into option or other types of transactions that require the selling shareholders to deliver ordinary shares to a broker-dealer, who will then resell or transfer the ordinary shares under this prospectus; or

    -- loan or pledge the ordinary shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

    The selling shareholders and any broker-dealers or other persons acting on the behalf of parties that participate with us in the distribution of the shares may be deemed to be underwriters and any commissions received or profit realized by them on the resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. As of the date of this prospectus, we are not a party, nor are we aware that the selling shareholders are a party to any agreement, arrangement or understanding between any broker or dealer and the selling shareholders or us with respect to the offer or sale of the shares pursuant to this prospectus.

    At the time that any particular offering of shares is made, to the extent required by the Securities Act, a prospectus supplement will be distributed, setting forth the terms of the offering, including the aggregate number of shares being offered, the names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the selling shareholders or us and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

    The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions.
All of the amounts shown are estimated.

Securities and Exchange Commission
  registration fee.............................      $284,000
New York Stock Exchange listing fee............        23,000
Blue sky fees and expenses.....................        25,000
Printing and engraving expenses................       100,000
Legal fees and expenses........................       100,000
Accounting fees and expenses...................       100,000
Transfer agent and registrar...................        20,000
Miscellaneous .................................        75,000

         Total.................................      $727,000
                                                    =========

    We will bear costs relating to all of the securities being registered under this Registration Statement, other than underwriters' discounts, commissions and transfer taxes accrued for ordinary shares sold for the account of the selling shareholders.

    The selling shareholders may also sell our securities pursuant to Rule 144 promulgated under the Securities Act.

                ENFORCEMENT OF CIVIL LIABILITIES

    We are a Bermuda company, and our executive offices and administrative activities and assets, as well as those of certain of the experts named in this prospectus, are located outside the

United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or those persons or to enforce both in the United States and outside the United States judgments against us or those persons obtained in United States courts in any action, including actions predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, our directors and officers are residents of jurisdictions other than the United States, and all or a substantial portion of the assets of those persons are or may be located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States on those persons or to enforce against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our legal counsel in Bermuda, Appleby, Spurling & Kempe, that there is uncertainty as to whether the courts of Bermuda would (i) enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the federal securities laws of the United States or (ii) entertain original actions brought in Bermuda courts against us or such persons predicated upon the federal securities laws of the United States.

                          LEGAL MATTERS

    The validity of the securities offered by this prospectus will be passed upon for us by Appleby, Spurling & Kempe, Hamilton, Bermuda, and by Seward & Kissel LLP, New York, New
York.

                             EXPERTS

    The financial statements incorporated in this Prospectus by reference from our Annual Report on Form 20-F for the year ended December 31, 2000, as amended, have been incorporated in reliance on the report of Pricewaterhouse Coopers DA, independent accountants, given the authority of said firm as experts in accounting and auditing. In addition, the Annual Report cited above incorporated by reference the financial statements of ICB Aktiebolag (publ) one of our subsidiaries, whose financial statements for the years ended December 31, 1998 and 1997, were audited by KPMG, independent accounts which have been incorporated in reliance on the report of such firm as experts in accounting and auditing. In addition, the financial statements of Golden Ocean Group Limited for the year ended December 31, 1998 and the year ended December 31, 1997 appearing herein and the financial statements of Golden Ocean Group Limited for the year ended December 31, 1999, incorporated in our Report on Form 6-K filed on October 26, 2000, and the financial statements of Golden Ocean Group Limited for the period October 10 to December

31, 2000, incorporated in an Annual Report on Form 20-F, for the year ended December 31, 2000, as amended, were audited by Moore Stephens, independent accountants. All of these financial statements have been included in reliance of the respective reports of such firm as experts in accounting and auditing.

            WHERE YOU CAN FIND ADDITIONAL INFORMATION

GOVERNMENT FILINGS

    We file annual and special reports within the Securities and Exchange Commission. You may read and copy any document that we file at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Northwestern Atrium Center, Chicago, Illinois 60661. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

INFORMATION INCORPORATED BY REFERENCE

    The SEC allows us to "incorporate by reference" information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

    We incorporate by reference our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed with the SEC on June 13, 2001, as amended on July 13, 2001, which contains audited consolidated financial statements for the most recent fiscal year for which financial information has been filed. We also incorporate by reference a report of our 2001 first quarter results, filed with the SEC on May 10, 2001 on Form 6-K, which contains unaudited consolidated financial information for the most recent quarter for which financial information has been filed. We incorporate the financial statements of Golden Ocean for the fiscal year ended December 31, 1999 filed with the SEC on October 26, 2000 on Form 6-K. Additionally, we incorporate by reference any future filings we will make with the SEC under the Securities Exchange Act of 1934 if such filings state that they are incorporated by reference into this prospectus, until we file a post-effective amendment indicating that the offering of securities made by this prospectus has been completed.

    You may request a free copy of the above mentioned filing or any subsequent filing we incorporated by reference to this prospectus by writing or telephoning us at the following address:

         Frontline Ltd.
         c/o Mercury House
         101 Front Street
         Hamilton
         Hm 12
         Bermuda
         (441) 295-6935
         Attn: Kate Blankenship

               INFORMATION PROVIDED BY THE COMPANY

    We will furnish holders of our ordinary shares with annual reports containing audited financial statements and a report by our independent public accountants, and intend to furnish quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section for the relevant periods. As a "foreign private issuer," we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders. However, we intend to furnish proxy statements to any shareholder in accordance with the rules of the New York Stock Exchange. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a "foreign private issuer," we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

                   GOLDEN OCEAN GROUP LIMITED

                  INDEX TO FINANCIAL STATEMENTS

                                                        Page
                                                        ----

Independent Auditor's Report.............................F-1

Consolidated Balance Sheets as of
December 31, 1997 and December 31, 1998..................F-3

Consolidated Statements of Operations
and Retained Earnings for the years
ended December 31, 1997 and 1998.........................F-5

Consolidated Statements of Cash Flows
for the years ended December 31, 1997
and 1998.................................................F-7

Notes to Consolidated Financial
Statements...............................................F-10

Consolidated Balance Sheet as of
September 30, 2000 (Unaudited)......F-40

Consolidated Statements of Operations
and Retained Earnings for the nine
months ended September 30, 1999 and 2000
(Unaudited)..............................................F-42

Consolidated Statements of Cash Flows
for the nine months ended September 30,
1999 and 2000 (Unaudited)................................F-43

Notes to Unaudited Financial Statements..................F-45

                  INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Golden Ocean Group Limited


We have audited the accompanying consolidated balance sheets of Golden Ocean Group Limited and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of operations and retained earnings and cash flows for each of the years in the two year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden Ocean Group Limited and subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the years in the two year period ended December 31, 1998, in conformity with generally accepted accounting principles in the United States.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As described in more detail in note 27 to the consolidated financial statements, the Company has incurred a net loss of $76.8 million in 1998 and has significant debt obligations. The Company also does not have financing in place to fund capital commitments of yen 37,432,150,000 ($331,845,300) and $97,350,000
for five vessels under construction with deliveries scheduled in 1999 and instalment payments due in 1999 for two vessels with deliveries scheduled in the year 2000. These matters raise substantial doubt about the Company's ability to continue as a
going concern.   Management's plans to address these issues are
discussed in note 27 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As more fully explained in note 29 to the consolidated financial statements, the Company previously issued financial statements which understated certain chartering liabilities arising from an agreement with a third party. The accompanying consolidated financial statements have been restated to reflect these adjustments.




Moore Stephens
Chartered Accountants
St. Paul's House
Warwick Lane
London, England
March 26, 1999
(October 17, 2000 - notes 28, 29)

                   GOLDEN OCEAN GROUP LIMITED
                   CONSOLIDATED BALANCE SHEETS
        (Expressed in thousands of United States Dollars)


                 Assets                               December 31,
                                                      ------------
                                          Note      1998         1997
                                                    ----         ----

CURRENT ASSETS
Cash and cash equivalents                   3      $  8,487     $  6,419
Inventories                                             549          392
Trade accounts receivable                                27          303
Investment in direct financing
 sub-lease                                  6             -        1,554
Prepaid expenses and other
 accounts receivable                                  1,358        1,374
Short term investments                     11        28,747       19,581
Vessels under capital lease, net            5             -       40,149
                                                   --------     --------

Total current assets                                 39,168       69,772

Vessels owned, net                       4,15       420,889      274,023
Vessels under capital lease, net            5       107,898       40,414
Vessels under construction               7,15       132,276      129,692
Options to purchase vessels                 8        48,654            -
Investment in joint ventures                9         1,382        4,018
Loans to joint ventures                  9,10        23,012       21,192
Investment in direct financing
 sub-lease                                  6             -       31,183
Long term investments                      11             -       18,490
Goodwill, net                              12        18,439       19,219
Deferred note issue costs, net             13         8,917        9,313
                                                   --------     --------
Total assets                                       $800,635     $617,316
                                                   ========     ========
   Liabilities and shareholders' equity

CURRENT LIABILITIES
Current maturities of long term debt       15       $23,050     $ 13,955
Obligations under capital leases           14         6,524       30,016
Trade accounts payable and accrued
 expenses                                             3,765        3,344
Note interest payable                      19         9,713        6,667
Accrued profit share                        5             -        6,243
Other accounts payable                  28,29             -          340
Time charter income received in
  advance                                             1,949        2,572
Amounts due to related party               16           237          289
Drydocking and special survey
 provisions                                           1,045          713
                                                   --------     --------

Total current liabilities                            46,283       64,139

Other loans                                17        13,262       12,265
Long term debt                             15       324,527      188,646
Obligations under capital leases           14       104,893       61,119
Notes payable                              19       236,372      150,281
Other accounts payable                  28,29         5,000            -
Amounts due to shareholder              18,29        14,820       15,309
Drydocking and special survey
 provisions                                             611          318
                                                   --------     --------

Total liabilities                                   745,768      492,077

Minority interest                                        41            -

SHAREHOLDERS' EQUITY
Share capital                              20             -            -
Additional paid in capital              20,29        71,795       65,410
Retained earnings/(deficit)                29       (16,969)      59,829
                                                   --------     --------

Total shareholders' equity                           54,826      125,239
Commitments and contingent
 liabilities                             7,25             -            -
                                                   --------     --------

Total liabilities and
 shareholders' equity                              $800,635     $617,316
                                                   ========     ========


       See accompanying notes to the consolidated financial statements

                         GOLDEN OCEAN GROUP LIMITED
         CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
              (Expressed in thousands of United States Dollars)

                                      Year ended December 31,
                                      -----------------------
                             Note        1998          1997
                                         ----          ----

OPERATING REVENUES
Charter income               23(c)     $ 50,326     $ 47,647
Brokers' commission                        (470)        (709)
Share of earnings
 (losses) of joint
  ventures                       9       (2,636)       2,581
Interest on direct
 financing sub-lease                      1,665        2,197
                                       --------     --------

Total operating
 revenues                               48,885        51,716

OPERATING EXPENSES
Vessel operating costs                    9,843       12,301
Administrative expenses         16        6,696        3,729
Depreciation and
 amortisation expense          4,5       16,835       16,658
Write down of vessel           5,6        1,892        3,227
Amortisation of goodwill                    779          260
Drydocking and special
 survey costs                               916          678
                                       --------     --------

Total operating expenses                 36,961       36,853
                                       --------     --------

Net operating income                     11,924       14,863

OTHER INCOME (EXPENSES)
Foreign exchange gain/(loss)    22      (32,281)      30,376
Interest income                           3,804          970
Interest expense                        (52,363)     (24,139)
Other income (expenses)      28,29       (6,558)        (418)
Profit share payment             5            -       (6,243)
Gain on disposal of vessel       7            -        1,551
Loss on disposal of vessels      4       (1,283)      (8,331)
Loss on disposal of interest
 in joint venture                9            -         (600)
                                       --------     --------

Net other income (expense)              (88,681)      (6,834)
                                       --------     --------

Net income/(loss) before
 minority interest                      (76,757)       8,029

Minority interest                           (41)           -
                                       --------     --------

Net income/(loss)                       (76,798)       8,029

Retained earnings at
 beginning of the year                   59,829       51,800
                                       --------     --------

Retained earnings/(deficit)
 at end of the year                   $ (16,969)    $ 59,829
                                      =========     ========

       See accompanying notes to the consolidated financial statements

                         GOLDEN OCEAN GROUP LIMITED
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
              (Expressed in thousands of United States Dollars)

                                       Year ended December 31,
                                       -----------------------
                                         1998           1997
                                         ----           ----

OPERATING ACTIVITIES
Net income/(loss)                      $(76,798)       $8,029
Adjustments to reconcile net
 income/(loss) to net cash
 provided by operating activities:
    Foreign exchange (gain)/loss         32,281       (30,376)
    Depreciation and amortisation
     expense                             16,835        16,658
    Write down of vessel                  1,892         3,227
    Share of (earnings) losses of
     joint ventures                       2,636        (2,581)
    Gain on disposal of vessel                -        (1,551)
    Loss on disposal of vessels           1,283         8,331
    Loss on disposal of interest
     in joint venture                         -           600
    Amortisation of note discount        16,951         3,881
    Amortisation of goodwill                779           260
    Amortisation of deferred note
     issue costs                          3,210           847
    Interest receivable on loans to
     joint ventures                        (496)         (723)
    Minority interest                        41             -
    Net change in:
       Inventories                         (157)          (41)
       Trade accounts receivable            276         1,130
       Prepaid expenses and other
        accounts receivable              (1,583)       (1,480)
       Trade accounts payable and
        accrued expenses                    558        (5,088)
       Note interest payable              3,046         6,667
       Accrued profit share              (6,243)        6,243
       Other accounts payable             4,660        (5,157)
       Time charter income received
        in advance                         (622)           67
       Drydocking and special
        survey provisions                   625          (176)
                                       --------      --------

Net cash provided by operating
 activities                                (826)        8,767

INVESTING ACTIVITIES
Loans to joint ventures                  (1,324)          801
Received from disposal of
 interest in joint venture                   -          3,250
Payments received on direct
 financing sub-lease                      1,299         3,029
Additions to vessels under
 construction                          (224,882)     (169,375)
Payments to acquire options on
 vessels                                (48,654)            -
Proceeds from sale of vessels            62,415        77,859
Payments to acquire investments         (13,645)      (37,334)
Proceeds from redemption of
 investments                             24,569             -
Acquisitions net of cash                      -       (20,076)
                                       --------      --------
Net cash used in investing
 activities                            (200,222)     (141,846)

                         GOLDEN OCEAN GROUP LIMITED

              (Expressed in thousands of United States Dollars)

FINANCING ACTIVITIES
Proceeds from long term debt            195,627        93,806
Repayment of long term debt             (34,072)      (86,425)
Repayment of capital leases             (30,609)       (6,452)
Proceeds from other loans                     -        10,513
Repayments of other loans                     -       (21,856)
Amounts due to related party                (52)       (4,009)
Advances by shareholder                   5,896        16,390
Capital contributions returned
 to shareholder                               -             -
Proceeds of note issue                   69,140       144,716
Payments for deferred note
 issue costs                             (2,814)      (10,160)
                                       --------      --------

Net cash provided by financing
 activities                             203,116       136,523

Net increase (decrease) in cash
 and cash equivalents                     2,068         3,444

Cash and cash equivalents at
 beginning of year                        6,419         2,975
                                       --------      --------

Cash and cash equivalents at
 end of year                           $  8,487      $  6,419
                                       ========      ========

Supplementary disclosure of
 cash flow information

Interest paid                            42,789        17,379
Interest capitalised                    (13,855)       (4,635)
                                       --------      --------

Interest paid, net of
 capitalised interest                  $ 28,934      $ 12,744
                                       ========      ========

Supplementary schedule of non cash investing and financing activities:

The capital lease obligations for the Channel Poterne (in 1997), Golden Protea and Golden Aloe (in 1998) did not involve cash and therefore the inception values of the leases of $35,101,000, $17,234,000 and $17,319,000 respectively have been excluded from the statements of cash flows.

       See accompanying notes to the consolidated financial statements

                   GOLDEN OCEAN GROUP LIMITED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   December 31, 1998 and 1997


1.       General

         Golden Ocean Group Limited ("the Company") was incorporated in Liberia on February 8, 1995 under the name of Channel Rose Investment Limited. On February 4, 1997, the name of the Company was changed from Channel Rose Investment Limited to Golden Ocean Group Limited.

         Golden Ocean Group Limited, through its subsidiaries and joint venture companies, owns and operates a fleet of tankers and bulk cargo vessels. The majority of its revenues are derived from fixed, long-term time charter arrangements. As at December 31, 1998 the wholly owned fleet consists of four Very Large Crude Carriers ("VLCC's") and two capesize bulkers. There are also two capesize bulkers and two handymax bulkers on capital lease to the Company. Additionally, the joint venture fleet comprises of one VLCC and two handymax bulkers. There are seventeen vessels on order by subsidiaries and joint venture companies and the Company has options to purchase a further seven VLCCs. Until September 30, 1997, the fleet was managed by Golden Ocean Management Limited, a company incorporated under the laws of Bermuda and related through common control. As from October 1, 1997, the fleet is managed by Golden Ocean Services Inc., a subsidiary company.

         The Company's activities are not limited to any geographical area.

2.  Accounting policies

         The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The following are the significant accounting policies adopted by the
         Company:

    (a)  CONSOLIDATION

         The consolidated financial statements include the assets, liabilities and results of operations of the Company and its majority owned subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation.

         Entities in which the Company has a majority of the voting rights are consolidated. Non-equity financing provided by the minority interests is accounted for as other loans. Minority interest in the results of operations of subsidiaries is allocated in proportion to the total minority shareholding.

         Acquisitions of minority interests in subsidiaries in 1997 have been accounted for using the purchase method of accounting.

    (b)  INVESTMENT IN JOINT VENTURES

         The Company's investments in joint ventures are accounted for using the equity method of accounting whereby the carrying value is cost plus the Company's share of post-acquisition net income (loss). Dividends received from joint ventures reduce the carrying value of the investment.

    (c)  VESSELS

         The cost of vessels less estimated residual value is depreciated on a straight-line basis over their estimated useful lives. The vessels' lives are estimated at 25 years from date of construction.

         The Company leases certain vessels under agreements which are classified as capital leases due to the existence of bargain purchase options. Amortisation of vessels under capital lease is calculated in the same manner as owned vessels and included within depreciation expense in the statement of operations.

    (d)  VESSELS UNDER CONSTRUCTION

         The carrying value of the vessels under construction represents the accumulated costs to the balance sheet date which the Company has had to pay by way of purchase instalments and other capital expenditures, together with capitalised loan interest and other associated financing fees. Capital commitments under contracts with shipbuilders are not recorded as a liability until
         instalments become due (note 7).   No charge for
         depreciation will be made until the vessels' delivery.

    (e)  ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS

         In Accordance with SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Company reviews expected future cash flows on a vessel by vessel basis (undiscounted and without interest charges) to determine whether the carrying values of its vessels are recoverable. If the expected future cash flows are less than the carrying value of the vessel, provision is made to write down the carrying value of the vessel to the recoverable amount.

    (f)  OPTIONS TO PURCHASE VESSELS

         Payments to acquire options to purchase vessels are capitalised at the time of execution of the option contract. The Company reviews expected future cash flows which would result from exercise of each option contract on a contract by contract basis to determine whether the carrying value of the option is recoverable. If the expected future cash flows are less than the carrying value of the option plus further costs to delivery, provision is made to write down the carrying value of the option to the recoverable amount. The carrying value of each option payment is written off as and when the Company adopts a formal plan not to exercise the option. Strike price payments are capitalised and the total of the option payment and strike price payment is transferred to cost of vessels, net upon exercise of the option.

    (g)  INVENTORIES


         Inventories, which comprise lubricating oils and bunkers where applicable, are stated at the lower of cost or market value. Cost is determined on a first-in, first-out basis. Expenditure on other consumables is charged against income when incurred.

    (h)  INVESTMENTS

         Investments in marketable securities are recorded at amortised cost. The Company classifies all investments with maturity dates within one year of the balance sheet date as short-term investments. Amortisation of discount on held-to-maturity securities is included within interest income.

    (i)  GOODWILL

         Goodwill, recognised in business combinations accounted for as purchases, is being amortised on a straight-line basis over 25 years. The Company reviews expected future cash flows from purchases (undiscounted and without interest charges) to determine whether the carrying value of goodwill is recoverable. If the expected future cash flows are less than the carrying value of each purchase including related goodwill, provision is made to write down the carrying value of goodwill to the recoverable amount.

    (j)  DEFERRED NOTE ISSUE COSTS

         Deferred note issue costs, comprising professional fees and other costs directly attributable to the Company's issue of Senior Notes are capitalised and amortised over the term to maturity of the Senior Notes. Amortisation of deferred note issue costs is included within interest expense.

    (k)  DRYDOCKING AND SPECIAL SURVEY PROVISIONS

         Most of the expenditure on repairs and maintenance of the vessels is incurred during drydockings, which take place approximately every 30 months, with additional costs when special surveys are carried out every five years. Provisions are made so that each year's result bears a proportion of these costs. Such provisions are based on estimates made by management of the expected cost and length of time between drydockings. Changes in estimates of the expected cost and timing of the drydock are recorded in the period in which they are determined.

    (l)  REVENUE AND EXPENSE RECOGNITION

         Time, voyage and bareboat charter revenues and expenses are recorded on a daily accruals basis.

    (m)  FOREIGN CURRENCIES

         The Company's functional currency is the U.S. Dollar as the majority of revenues are received in U.S. Dollars and the majority of the Company's operating expenditures are made in U.S. Dollars. Transactions in foreign currencies during the year are translated into U.S. Dollars at the rates of exchange in effect at the date of transaction. Foreign currency monetary assets and liabilities are translated using rates of exchange at the balance sheet date. Non monetary assets and liabilities are translated using historical rates. At December 31, 1998 the exchange rate for Yen was $1=112.80 yen (1997 $1=130.025 yen).

    (n)  INTEREST RATE SWAP AGREEMENTS

         The Company enters into interest rate swap transactions to hedge a portion of its exposure to floating interest rates on its long-term debt. These transactions involve paying a fixed rate and receiving a floating rate of interest on a notional principal amount equivalent to the loan designated as being hedged. The differential to be paid or received is accrued as interest rates change and is recognised as an adjustment to interest expense. Premiums and receipts, if any, are recognised as adjustments to interest expense over the lives of the individual contracts. Any gain or loss realised on the early termination of an interest rate swap agreement is recognised as an adjustment of interest expense over the remaining term of the hedged debt.

    (o)  CASH AND CASH EQUIVALENTS

         For the purposes of the statements of cash flows, certain highly liquid investments with original maturities of three months or less when purchased are considered equivalent to cash.

    (p)  RECENTLY ISSUED ACCOUNTING STANDARDS

         SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" was issued in June 1998 and is effective for fiscal years beginning after June 15, 1999. It establishes accounting and reporting standards for derivative instruments, including derivative instruments that are embedded in other contracts, as well as for hedging activities. The Company intends to adopt the standard as from January 1, 2000. Management is currently assessing the impact that SFAS 133 will have on the consolidated financial statements.

3.       Cash and cash equivalents

         Included within cash and cash equivalents are amounts totalling $1,946,000 (1997 $1,412,000) which have been retained by lenders to repay the next principal instalments and interest payments due on certain long term loans (note 14). Included within cash and cash equivalents is an amount of $3,000,000 which has been retained by a lender in satisfaction of a loan covenant whereby the outstanding amount of the loan is restricted to a percentage of the current market value of the vessel New Vista.

4.   Vessels owned, net

                                        1998          1997
                                        ----          ----
                                       ('000)        ('000)

Cost

At beginning of the year               294,997       311,616
Transferred from vessels
 under construction                    185,179        49,979
Removed on disposal                    (23,921)      (66,598)
                                     ---------     ---------
At end of the year                   $ 456,255     $ 294,997
                                     =========     =========

At beginning of the year                20,974        14,288
Charge for the year                     14,614        13,589
Removed on disposal                       (222)       (6,903)
                                     ---------     ---------

At end of the year                   $  35,366     $  20,974
                                     =========     =========
                                     ---------     ---------
Net book value                       $ 420,889     $ 274,023
                                     =========     =========

During the year, the Company sold the Golden Disa. Loss on disposal was $1,283,000. During the year ended December 31, 1997, the Company sold the vessels Channel Fortune and Channel
Prosperity. Losses on disposal were $4,347,000 and $3,984,000 respectively.

The Company tooke delivery of hull #5678 and hull #1158 in January 1999 and hull #5889 in March 1999.

                           Date                  Deadweight          Charter
Wholly owned fleet    delivered    Type      tonnage (m.t.)       expiration

Golden Stream            1995      VLCC             260,000        March 2002
Navix Astral             1996      VLCC             260,000        March 2011
Channel Alliance         1996      Capesize         170,000      October 1999
Channel Navigator        1997      Capesize         170,000     February 2001
New Vanguard             1998      VLCC             298,500        March 2008
New Vista                1998      VLCC             298,500    September 2008

The insured value of owned vessels is $460,900,000 plus
10,000,000,000 YEN (equivalent to $88,652,482).

5.  Vessels under capital lease, net

                                        1998          1997
                                        ----          ----
                                       ('000)        ('000)

Cost

At beginning of the year                88,938        47,237
Transferred from vessels
 under construction                     38,057        41,701
Transferred from investment
 in sub-lease                           31,500             -
Removed on disposal                    (47,237)            -
                                     ---------     ---------
At end of the year                   $ 111,258     $  88,938
                                     =========     =========

Amortisation

At beginning of the year                 8,375         2,079
Charge for the year                      2,221         3,069
Additional writedown to
  realisable value                           -         3,227
Removed on disposal                     (7,236)            -
                                     ---------     ---------

At end of the year                   $   3,360     $   8,375
                                     =========     =========
                                     ---------     ---------
Net book value                       $ 107,898     $  80,563
                                     =========     =========

                           Date                  Deadweight          Charter
Wholly owned fleet    delivered    Type      tonnage (m.t.)       expiration

Golden Poteme            1996      Capesize         150,000     November 2000
Channel Poteme           1997      Capesize         170,000     February 2012
Golden Protea            1998      Handymax          45,000    September 2010
Golden Aloe              1998      Handymax          45,000    September 2010

The insured value of leased vessels is $160,000,000.

By a memorandum of agreement dated December 18, 1997, the Loire
Ore was sold to a third party for delivery on January 27, 1998 for a price of $40,000,000.

The difference between the net book value of the Loire Ore at December 31, 1997 and the proceeds received on sale has been recorded as a write down of $3,227,358 in 1997.

Under a profit share agreement in which profit was defined as sale proceeds less debt outstanding, a payment of $6,243,262 was made to the charterer of the Loire Ore on delivery to the new owners. This payment was recorded as an expense in the statement of operations in 1997.

6.       Investment in direct financing sub-lease

         The vessel Golden Poterne was time chartered for 15 years from delivery in 1996. Due to the existence of a bargain purchase option in the time charter, this lease was recorded as a direct financing sub-lease as the vessel had in substance been sold to the time charterer with no gain or loss on sale.

         On November 15, 1998 the time charter was cancelled and the vessel was redelivered to the Company. At the date the time charter was cancelled, the carrying value of the direct financing sub-lease had appreciated to $33,392,000 from $32,736,000 as at December 31, 1997 as a result of the strengthening of the Yen relative to the Dollar over this period. The excess carrying value of the direct financing sub-lease over the fair value of the vessel as at November 15, 1998 amounted to $1,892,000. This amount was written off. The fair value of the vessel was transferred to vessels under capital lease, net and will be depreciated over the vessel's remaining life.

7.       Vessels under construction

                                        1998          1997
                                        ----          ----
                                       ('000)        ('000)

Cost at beginning of
 the year                              129,692        69,976
Purchase instalments and
 capital expenditure                   207,093       159,953
Excess of fair values
 over book values acquired                   -         2,330
Interest capitalised                    14,791         4,635
Pre-delivery expenses                    2,050         2,425
Other associated financing
 fees capitalised                        1,886         6,996
Disposal                                     -       (24,943)
Transferred to vessels
 owned, net                           (185,179)      (49,979)

Transferred to vessels under
  capital lease, net                   (38,057)      (41,701)
                                     ---------     ---------
Cost at end of the year              $ 132,276     $ 129,692
                                     =========     =========

         Hull #1118 was sold on delivery in 1997 to a third party for net proceeds of $26,494,000.

         A summary of the Company's capital commitments for vessels under construction (excluding those owned by joint ventures) at December 31, 1998 is as follows:

                                                                             Capital
                                                                           Commitments
                                                                     ----------------------

       Scheduled                           Deadweight
Hull#  delivery   Builder      Type        tonnage (m.t.)     1999            2000             2001
                                                              ----            ----             ----
                                                              ('000)          ('000)           (000)
Yen contracts
1158   1999       Tsuneishi    Handymax       45,000     Yen  1,867,500   Yen         -  Yen         -
5898   1999       Hitachi      Panamax        75,200          2,945,000               -              -
5889   1999       Hitachi      Panamax        75,200          2,480,000               -              -
6288   2000       Hitachi      Panamax        75,200                 -        2,880,000              -
5788   1999       Hitachi      VLCC          298,500          8,770,300               -              -
5888   1999       Hitachi      VLCC          298,500          8,751,550               -              -
5988   1999       Hitachi      VLCC          298,500          8,890,300               -              -
1628   1999       Kawasaki     VLCC          300,000          9,000,000               -              -
6378   2000       Hitachi      VLCC          298,500          2,020,000       7,070,000
6388   2000       Hitachi      VLCC          298,500                 -        9,090,000
6398   2000       Hitachi      VLCC          298,500                                         9,090,000
1668   2000       Kawasaki     VLCC          300,000                                         9,180,000
                                                         --------------  --------------   ------------
Total Yen commitments                                    Yen 44,724,650  Yen 37,310,000   Yen        -
                                                         --------------  --------------   ------------

Total US Dollar equivalent of Yen commitments            $  396,495,124  $  330,762,411   $          -
                                                         ==============  ==============   ============

Dollar contracts

5678   1999       Hitachi      VLCC          298,500     $   59,716,000  $            -   $          -
1618   1999       Kawasaki     VLCC          300,000         79,650,000               -              -
1638   2000       Kawasaki     VLCC          300,000         17,700,000      61,950,000              -
                                                         --------------  --------------   ------------



                              F-20




Total commitments                                        $ 553,561,124    $ 392,712,411   $-
                                                         =============   ==============   ============

         At December 31, 1998 the Company had yen 7,215,000,000 (approximately equal to $63,962,766) and $61,000,000 in unused commitments for long-term financing arrangements. Committed long term financing bears interest based on Yen and Dollar Libor plus margins of between 1.5% and 1.75%. Repayment will be made between 7 and 8 years from delivery of vessels or by sale and leaseback transactions. Commitment fees of 0.25% to 0.5% are charged by the lenders under the terms of such arrangements. At December 31, 1998, Yen and Dollar Libor were 0.5% (1997 0.5%) and 5.1% (1997 5.7%) respectively.

         The Company took delivery of hull #5678 and hull #1158 in January 1999 and hull #5889 in March 1999.

8.       Options to purchase vessels

         In 1998 the Company purchased options to acquire vessels at specified prices ordered by subsidiaries of its parent company, Golden Ocean Limited. Each option is exercisable between the delivery date of the respective vessel and one year later.

         A summary of the Company's options acquired as at December 31, 1998 is as follows:

         Scheduled                    Deadweight      Option       Strike
Hull #   delivery    Builder   Type   tonnage (m.t.)  price        price

1688     2000        Kawasaki  VLCC   300,000         $6,950,000  $74,047,000
1698     2000        Kawasaki  VLCC   300,000          6,950,000   78,734,000
6618     2000        Hitachi   VLCC   298,500          6,950,000   73,273,000
6668     2000        Hitachi   VLCC   298,500          6,950,000   74,047,000
6678     2001        Hitachi   VLCC   298,500          6,950,000   74,438,000
6688     2001        Hitachi   VLCC   298,500          6,950,000   75,224,000
6698     2001        Hitachi   VLCC   298,500          6,950,000   76,256,000

The Company has received an opinion from an independent third party that the options were priced are at fair market value at the time the options were granted.

9.       Investment in joint ventures

The Company has 50% interests in Golden Fountain Corporation, Middleburg Properties Ltd. and Reese Development Inc., which are vessel owning/operating joint ventures. Details of the vessels owned joint ventures (at December 31, 1998) are as follows:

                 Date                 Deadweight    Charter
Vessel name      delivered  Type      tonnage (mt)  expiration

Golden Fountain  1995       VLCC      280,000                  -
Golden Daisy     1998       Handymax  46,902       February 2010
Golden Rose      1998       Handymax  46,902          April 2010

The Golden Fountain was trading on the voyage charter market at the balance sheet date.

The insured value of joint venture owned vessels is $162,500,000.

Joint ventures (all of which the Company has a 50% interest in) have capital commitments for vessels under construction at December 31, 1998 as follows:

                                                                             Capital
                                                                           Commitments
                                                                     ----------------------

       Scheduled                           Deadweight
Hull#  delivery   Builder      Type        tonnage (m.t.)     1999            2000             2001
                                                              ----            ----             ----
                                                              ('000)          ('000)           (000)
Yen contracts
2138   1999       Mitsubishi   VLCC          305,000     Yen  8,370,000    Yen        -  Yen         -
2139   1999       Mitsubishi   VLCC          305,500          8,370,000               -
                                             -------     --------------    ------------  -------------
Total Yen commitments                                    Yen 16,740,000    Yen        -  Yen         -
                                                         ==============    ============  =============
Total US Dollar equivalent of
 Yen commitments                                         $ 148,404,250     $          -   $          -
                                                         =============     ============   ============


Hull #2138 was delivered in March 1999.

The joint venture companies had Y16,740,000,000 (approximately equal to $148,404,250) in unused commitments for long-term financing arrangements. Commitment fees of 0.25% are charged by the lenders under the terms of such arrangements. As capital commitments become due, drawings will be made against the unused portion of the loans.

The Company's share of undistributed earnings of joint ventures included in consolidated retained earnings is $1,382,000 (1997
$4,018,000) and is summarised as follows:

                                1998         1997
                                -----        -----
                                ('000)       ('000)

At beginning of the year         4,018       2,142
Consolidated on change
 to 100% ownership                   -       2,903
Disposal of interest in
 aircraft joint venture              -      (3,608)
Share of net income (loss)      (2,636)      2,581
                               -------     -------
                               $ 1,382     $ 4,018
                               =======     =======

The combined assets and liabilities of the joint venture companies (prepared under United States generally accepted accounting principles) were as follows:

                                           1998           1997
                                           ----           ----
                                           ('000)         ('000)
Total current assets                         2,706       1,162
Vessels owned, net                         125,317      90,174
Vessels under construction                  21,640      28,640
                                         ---------   ---------
Total assets                             $ 149,663   $ 119,976
                                         =========    ========

Total current liabilities                    7,855       7,105

Long term liabilities                       88,367      56,364
Due to third party joint
 venture partners                           31,383      30,077
Due to the Company                          26,731      23,989
                                         ---------   ---------

Total liabilities                        $ 154,336   $ 117,535
                                         =========   =========

Net assets                               $  (4,673)   $  2,441
                                         =========   =========

Company's 50% share of net assets           (2,337)      1,221

Elimination of intercompany interest         3,719       2,797
                                         ---------   ---------
Company's total share of net assets      $   1,382   $   4,018
                                         =========   =========

The joint ventures had a working capital deficiency of $5,149,000. The joint ventures are expected to fund current obligations in 1999 through profitable time and voyage charter operations and the continued financial support of the joint venture participants.

The results of joint venture operations (prepared under United
States generally accepted accounting principles) are summarised as follows:

                                1998         1997
                                -----        -----
                                ('000)       ('000)

Operating revenues
Net time charter revenues      16,733       12,202

                             --------     --------

Total operating revenues       16,733       12,202
                             --------     --------

Operating expenses

Vessel operating costs          4,391        3,353
Depreciation on vessels         5,064        4,459
Administrative expenses           255          158
Drydocking and special
 survey costs                     617         (325)

                             --------     --------
Total operating expenses       10,327        7,645
                             --------     --------

Net operating income            6,406        4,557
                             --------     --------

Other income (expense)
Foreign exchange gain/(loss)   (8,498)       3,530
Interest expense               (5,050)      (5,567)
Interest income                    28           50
                             --------     --------
Net other income (expense)    (13,520)      (1,987)
                             --------     --------
Net income (loss)            $ (7,114)     $ 2,570
                             ========     ========

Company's 50% share of
 net income (loss)             (3,557)       1,285

Elimination of intercompany
  interest                        921        1,296
                             --------     --------

Company's share of
 earnings (loss) of
 joint ventures              $ (2,636)     $ 2,581
                             ========     ========

Joint venture revenues were derived wholly from shipping activities.

10.      Loans to joint ventures

         Loans to joint venture companies represent advances to finance joint venture operations. These advances are subordinate to the rights of long term debt holders. Interest accrues at rates between 2% and 7%. Loans will only be repaid out of profits arising from operations or the sale of joint venture vessels.

11.      Investments

         The Company holds $29,138,000 (1997 $40,000,000)
         principal amount of US Treasury securities with an acquisition cost of $27,300,000 (1997 $37,334,000) to fund the next two semi-annual interest payments due on the Company's Notes payable (note 19). Management considers these securities to be held-to-maturity securities because management has both the ability and the intent to hold these investments until they mature. The treasury securities have maturity values which are equivalent to the interest due on the interest payment dates. The securities are held in an interest escrow account for the benefit of the Note holders.

         At December 31, 1998, the investments had a carrying value of $28,747,000 (1997 $38,071,000) with market value $28,852,000 (1997 $38,105,000). The investments
         all mature within one year. Included in the carrying value is $1,447,000 (1997 $737,000) of amortised discount.

12.      Goodwill

         Goodwill of $19,479,000 before accumulated amortisation of $1,040,000 (1997 $260,000), results from the acquisition of certain minority interests in subsidiaries.

13.      Deferred note issue costs

         The carrying value of deferred note issue costs represents deferred costs of $12,973,000 (1997
         $10,160,000) less accumulated amortisation of $4,056,000
         (1997 $847,000). Amortisation is included within interest expense in the statement of operations.

14.      Obligations under capital leases

         The vessels known as the Golden Poterne, Channel Poterne, Golden Protea and Golden Aloe have been acquired (in substance) due to the effect of bargain purchase options in the bareboat charter agreements with the legal vessel owners. The options (denominated in Yen) can be exercised at any point during the term of the charter. The option prices reduce on a sliding scale over the term of the agreements. The Golden Poterne and Channel Poterne have both been acquired under fifteen year bareboat charters while the Golden Protea and Golden Aloe have been acquired under ten year bareboat charters.

         The Company has the following commitments under capital leases (in source currency and U.S. Dollar equivalents):

                                        1998
                          ---------------------------------
                             ('000,000)             ('000)

1999                      Yen    1,161           $ 10,296
2000                             1,174             10,411
2001                             1,185             10,506
2002                             1,197             10,613
2003                             1,209             10,722
2004 and later                   9,310             82,534
                             ---------          ---------

Minimum lease payments          15,236            135,082

Less imputed interest            2,669             23,665
                             ---------          ---------

Present value of
 obligations under
 capital leases           Yen   12,567           $111,417
                             =========           ========

         At December 31, 1997, the present value of obligations under capital leases was 11,747,000,000 Yen (equivalent to $91,135,000).

15.      Long term debt

         The outstanding secured loans at December 31, 1998 are repayable as follows:

                                                   Dollar
                          Yen denominated        denominated     Total
                               debt                  debt        debt
                        -------------------      -----------     ------
                    ('000,000)     ('000)            ('000)      ('000)

1999                 1,186         10,513         12,537         23,050
2000                 1,270         11,257         13,620         24,877
2001                 1,255         11,122         14,822         25,944
2002                 1,191         10,556         58,108         68,664
2003                 1,187         10,526         10,876         21,402
2004 and later      10,277         91,106         92,534        183,640
                   -------       --------       --------       --------
                Yen 16,366       $145,080       $202,497       $347,577
                    ======       ========       ========       ========

         At December 31, 1997, the Company had long term debt of 16,552,000,000 Yen (equivalent to $127,304,000) and
         $75,297,000 totalling $202,601,000.

         Interest is payable based on Yen and Dollar Libor plus margins of between 1.25% and 1.75% on all loans except for 6,868,884,456 Yen (approximately equivalent to $60,894,366) of debt which bears interest at 3.66% and 3,097,785,946 Yen (approximately equal to $27,462,641)
         of debt which bears interest at 3.2%. At December 31, 1998, Yen and Dollar Libor were 0.5% (1997 0.5%) and 5.1% (1997 5.7%) respectively.

         Loans to vessel owning subsidiaries are secured by first and second mortgages on the vessels, assignments of earnings and insurance proceeds and pledges of shares. Loans to newbuilding owning subsidiaries are secured by assignments of shipbuilding contracts. Covenants in the loan agreements prohibit subsidiaries from paying dividends or issuing guarantees. These covenants were waived to enable the subsidiaries to guarantee the Company's obligations to holders of Notes payable (note
         19) and to pay dividends. Loan covenants still prohibit subsidiaries from issuing further guarantees.

         The Company also enters into interest rate swap agreements in order to reduce its exposure to changes in interest rates. At December 31, 1998 the Company had interest rate swap agreements as follows:

Company pays    Company receives          Principal amount    Expiry

7.288%          Dollar Libor + 1.25%      $68,256,481         March 7, 2006
7.49%           Dollar Libor + 1.25%      $70,819,979         August 28, 2008

         The notional principal amounts of the interest rate swaps decrease over the terms of the agreements.

         On January 11, 1999, the Company entered into an interest rate swap agreement with a lender whereby the Company will pay a fixed rate of 7.175% and will receive a floating rate of interest based on Dollar Libor plus 1.75% on $60,350,000 notional principal amount. The notional principal amount of the interest rate swap will decrease monthly from the time the interest rate swap becomes effective, on February 11, 1999 until the termination date of December 12, 2005.

16.      Related party transactions

         Until September 30, 1997, the fleet was managed by Golden Ocean Management Limited (GOML), a related company through common control. GOML, on behalf of the company and its joint ventures, negotiated contracts for construction of vessels and the related financing and chartering arrangements. Additionally, GOML provided administrative services and bore the legal representation, travel and audit costs on the Company's behalf. During the year ended December 31, 1997, GOML charged the company $2,169,000 and its joint ventures $39,000 in exchange for the above services.

         Amounts due to related parties are interest free, unsecured and have no specified terms of repayment. The average balance due to related parties during 1998 was $263,000 (1997 $1,019,000). Imputed interest has not been recorded in these financial statements as it is not considered to be material.

17.      Other loans

         Other loans represent advances by minority interests in two subsidiaries engaged in VLCC newbuildings. Interest accrues at rates between 7% and 12%. The loan plus accrued interest is payable on the sale of the vessels. The Company has guaranteed the return of the principal of certain loans amounting to $10,908,000 within two years of delivery of the vessel. The vessels delivered in September 1998 and January 1999.

18.      Amounts due to shareholder

         Amounts due to shareholder are interest free and have no specified terms of repayment. Imputed interest has not been recorded in these financial statements. Imputed interest for the year calculated at 7% amounts to $960,000 (1997 $137,000). Advances from the shareholder in the year were used provide additional working capital.

19.      Notes payable

         On August 27, 1997, the Company issued $150 million principal amount of 10% Senior Notes (the "Notes") and a further $50 million principal amount on September 11, 1997 at a price of $732 per $1,000 principal amount. Each $1,000 principal amount of the Notes included a non-transferable Note warrant and a separately transferable share warrant. Two Note warrants entitled the holder to purchase $1,000 principal amount of Notes at a price of $756.60 at the exercise date of March 1, 1998. Each share warrant entitles the holder to purchase one common share of the Company at an exercise price of $46.20 per common share. The share warrants can be exercised on or prior to August 31, 2001.

         On March 2, 1998, the Company issued a further $91,382,000 principal amount of 10% Senior Notes at a price of $756.60 per $1,000 principal amount as a result of the Note warrant holders exercising the Note warrants. After fees of $2,813,627, and use of $13,645,372 to purchase investments to be held in Trust to fund interest payments due on August 31, 1998, March 1, 1999 and August 31, 1999, the Company received net proceeds of $52,680,622.

         At December 31, 1998, the unamortised portion of the Note discount amounted to $55,010,000 (1997 $49,719,000)

         None of the proceeds of the Notes have been allocated to the separately transferable share warrants as additional paid in capital as the amount allocable to the share warrants was deemed to be immaterial based on the fair value of the share warrants on the issue date.

         The Notes are due on August 31, 2001 and are senior unsecured obligations of the Company, ranking senior in right of repayment to all existing and future subordinated indebtedness of the Company. The Notes are guaranteed by all of the subsidiaries and certain of the joint ventures of Golden Ocean Group Limited. Net assets of non-guarantor joint ventures at December 31, 1998 amounted to a deficit of $1,290,467 (1997 net assets of $1,929,187). Net income of non-guarantor joint ventures for the year ended December 31, 1998 was a loss of $3,219,653 (1997 net income of $1,389,882).
         The Company has a 50% share in the non-guarantor joint ventures. Waivers of covenants in loan agreements were obtained to enable subsidiaries to guarantee the Company's obligations to Note holders and to pay dividends to the Company (note 15).

20.      Share capital and additional paid-in capital

         By a resolution dated August 22, 1997, the Company's authorised share capital was increased from 500 to 50,000,000 bearer shares of no par value.

         On August 26, 1997 the Company declared a share dividend of 7,359 shares for each share held increasing issued share capital from 500 to 3,680,000 issued and outstanding shares of no par value. All of the issued shares are owned by Golden Ocean Limited, a company incorporated under the laws of Liberia.

         The Company is subject to restrictions on the payment of dividends imposed by covenants entered into in connection with the issue of Notes payable (note 19).

         There are a total of 320,000 share warrants in issue comprising 200,000 share warrants which were issued to subscribers to the Company's issue of Notes payable (note 19) and 120,000 warrants which were issued to the placement agents. Each share warrant entitles the holder to purchase one common share of the Company at an exercise price of $46.20 per common share. The share warrants can be exercised on or prior to August 31, 2001.

21.      Leasing arrangements

         The Company has arranged long term charters for its vessels under which payments are received in Yen and Dollars. Future minimum rentals on non-cancellable operating leases at December 31, 1998 are as follows:

         Owned Vessels (note 4)

                Yen denominated    Dollar denominated   Total
                    income               income        income
                --------------      -----------------  ------
             ('000,000)     ('000)       ('000)         ('000)

1999              1,661     14,723       51,138         65,861
2000              1,665     14,763       45,829         60,592
2001              1,661     14,723       37,572         52,295
2002              1,661     14,723       26,744         41,467
2003              1,661     14,723       23,529         38,252
2004 and later   12,927    114,598      126,645        241,243
                -------    -------      -------        -------
        Yen      21,236  $ 188,253    $ 311,457      $ 499,710
             ==========  =========    =========      =========

         The Company has arranged long-term charters for four of its vessels under construction under which payments will be received in Yen and Dollars. Future minimum rentals on non-cancellable operating leases at December 31, 1998 are as follows:

         Vessels under construction (note 7)

                Yen denominated    Dollar denominated   Total
                    income               income        income
                --------------      ----------------   ------
               (00,000)     ('000)       ('000)         ('000)


1999                534      4,737       13,037         17,774
2000                739      6,554       14,681         21,235
2001                737      6,536       14,896         21,432
2002                737      6,536       15,152         21,688
2003                737      6,536       15,407         21,943
2004 and later    6,047     53,609       51,094        104,703
               --------   --------     --------      ---------
              Yen 9,531   $ 84,508    $ 124,267      $ 208,775
              =========   ========    =========      =========

22.      Foreign exchange loss

         The foreign exchange loss of $32,281,000 (1997 gain
         $30,376,000) primarily relates to converting yen denominated obligations into US dollars using the balance sheet exchange rate.

23.      Financial instruments

    (a)  Fair values

         The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

         Long term debt (at floating rates): The carrying amounts reported in the balance sheet for these instruments approximate their fair value as the interest rates are based on a floating rate.

         Long term debt (at fixed rates): The fair value of the Company's fixed rate debt is estimated using discounted cash flow analysis, based on interest rates currently available for debt with similar terms and maturities.

         Loans to joint ventures/other loans: The carrying amounts reported in the balance sheet for these instruments approximate their fair value as the fixed interest rates approximate current market rates for similar loans.

         Other assets and liabilities: The fair values of trade accounts receivable, amount due to related party, other accounts receivable and trade accounts payable approximate their carrying value due to their short term nature.

         Interest rate swaps: The fair value of interest rate swaps is the estimated amount that the Company would pay or receive to terminate the swaps at the reporting date.

         Notes payable: The fair value of Notes was determined from quoted market prices at which the Notes traded.

         A summary of fair values of the Company's financial instruments as at December 31, 1998 is as follows:


                               1998                  1997
                         -----------------     ----------------

                        Carrying    Fair       Carrying   Fair
                        amount      value      amount     value


Long term debt            347,577   350,829     202,601  205,943
Notes payable             236,372    58,276     150,281  167,450
Note warrants                   -         -           -  550,000
Interest rate swap
  agreements                    -     5,403           -        -
- payable position

         Guarantees: It is not practicable to determine the fair value of guarantees. Further information on guarantees is provided in note 25.

(b)      Market risk

         Market risk exists with respect to changes in foreign currency exchange rates. At December 31, 1998, the Company had a long-term debt of yen 16,366,000,000 (1997 yen 16,552,000,000) which is equivalent to $145,080,000
         (1997 $127,304,000). None of this exposure is hedged through purchasing forward exchange currency contracts. However, the Company has charter contracts denominated in Yen with contracted payments as outlined in note 21. Also, since a portion of the Company's long term debt bears interest at a rate linked to LIBOR, it is exposed to movements in interest rates.

    (c) The following are the charterers that comprise 10 per cent or more of charter income.

                               1998          1997
                               ----          ----
                               ('000)        ('000)


Argent Shipping Corporation     $ 5,88      $ 6,397
Bocimar n.v.                    12,788       12,136
Kawasaki Kisen Kaisha           12,100       10,758
N.C.S. Corporation.              6,392        6,075
Hong Kong Ming Wah
 Shipping Co. Ltd                9,785            -
Cetragpa G.I.E.                      -       12,281

         Bocimar and N.C.S. Corporation charter dry-bulk carriers. Other charterers mentioned above charter
         VLCCs.

    (d) The Company has not entered into any speculative derivative contracts.

24.      Financial information relating to segments

         The Company organises its business principally into two operating segments. Both segments use the same accounting policies as described in note 2. These segments and their respective operations are as follows:

         VLCC fleet - includes vessels that normally carry crude oil and related "dirty" products with a deadweight tonnage of over 200,000 m.t.

         Dry-bulk carrier fleet - includes vessels that normally carry "dry" cargoes such as grain, coal, ore, wood and steel products etc. This fleet includes three sizes of vessel, Handymax, Panamax and Capesize.

         A summary of operations by major operating segments for the three years ended December 31, 1998 is as follows:

                               1998         1997
                               ----         ----
                               ('000)       ('000)


Revenues

VLCC fleet                      27,547       16,940
Dry-bulk carrier fleet          23,974       32,195
                             ---------     --------
                                51,521       49,135

Share of earnings/(losses)
 of joint ventures             (2,636)        2,581
                            ----------     --------
                              $ 48,885     $ 51,716
                            ==========     ========

Share of earnings/(losses)
 of joint ventures

VLCC fleet                       (689)        1,991
Dry-bulk carrier fleet         (1,947)          590
                            ----------     --------
                               (2,636)        2,581

Non-segment                          -            -
                            ----------     --------
                             $ (2,636)     $  2,581
                            ==========     ========

Interest income

VLCC fleet                         159           86
Dry-bulk carrier fleet              19           37
                            ----------    ---------
                                   178          123

Non-segment                      3,626          847
                            ----------    ---------
                             $   3,804    $     970
                            ==========    =========

Interest expense

VLCC fleet                      12,752        7,363
Dry-bulk carrier fleet           4,701        8,948
                            ----------     --------
                                17,453       16,311

Non-segment                     34,910        7,828

                            ----------     --------
                             $  52,363     $ 24,139
                            ==========     ========

Depreciation

VLCC fleet                      10,637        7,445
Dry-bulk carrier fleet           6,198        9,213
                            ----------     --------
                              $ 16,835     $ 16,658
                            ==========     ========

Exchange gains/(losses)

VLCC fleet                     (8,081)        6,850
Dry-bulk carrier fleet
Net income                    (24,200)       23,526
                            ----------     --------
                            $ (32,281)     $ 30,376
                            ==========     ========

Net Income

VLCC fleet                     (6,723)        6,374
Dry-bulk carrier fleet        (22,893)       10,801
                            ----------     --------
                              (29,616)       17,175
Non-segment                   (44,546)     (11,727)
Share of earnings/(losses)
 of joint ventures             (2,636)        2,581
                            ----------     --------
                            $ (76,798)     $  8,029
                            ==========     ========

Identifiable assets

VLCC fleet                     497,566      287,822
Dry-bulk carrier fleet         217,918      222,368
                            ----------      -------
                               715,484      510,190

Non-segment                     83,769      103,108
Share of net assets of
 joint ventures                  1,382        4,018
                            ----------      -------
                            $  800,635    $ 617,316
                            ==========    =========

Expenditure for identifiable assets

VLCC fleet                     206,353       80,343
Dry-bulk carrier fleet          67,183       89,032
                            ----------     --------
                             $ 273,536    $ 169,375
                            ==========    =========

25.      Contingent liabilities

    (a) The Company insures the legal liability risk for its shipping activities with The Steamship Mutual Underwriting Association (Europe) Limited in respect of dry cargo vessels and The Swedish Club in respect of tankers. As a member of this protection and indemnity association, the Company is subject to calls payable to the association based on the Company's claims record in addition to the claims record of all other members of
         the association.   A contingent liability exists to the
         extent that the claims records of the members of the association in the aggregate show significant deterioration which result in additional calls on the members.

    (b) The Company has guaranteed the yen and dollar long term borrowings of joint ventures for amounts of yen
         7,317,257,830 (1997 yen 3,154,850,740) which is
         equivalent to $64,869,307 (1997 $24,263,416) and
         $30,054,720 (1997  $32,330,170).

    (c) The Company has guaranteed the performance of a third party under an overdraft facility amounting to $151,255
         (1997 $298,478) at the balance sheet date.

    (d) The Company has guaranteed the performance of two joint venture companies under their respective shipbuilding contracts. Contractual commitments at December 31, 1997 amounted to yen 16,740,000,000, which is equivalent to $148,404,250 (note 9).

    (e) The Company has contractual commitments to participate in the profits and losses of the time charterer's subcharters of the Channel Poterne and in the profits only of the New Vanguard, New Vista and Golden Victory (which delivered on January 7, 1999). A joint venture participates in the bareboat charterer's profits and losses on subcharters of the New Circassia, which delivered on March 24, 1999. The Company has accrued the revenue or expense arising from these arrangements to the balance sheet date.

    (f) The charterers have contractual rights to participate in the profits on sale of five vessels. In the case of the Channel Poterne, Channel Alliance and Cos Hero, the charterer is entitled to 50% of the profit realised on any qualifying sale. The Channel Alliance may only be sold if the profit from the sale will exceed $1.0 million. The Cos Hero, which delivered on January 12, 1999, may only be sold if the profit from sale will exceed $3.0 million. Profit is defined as sale proceeds less debt outstanding in the relevant profit share agreements. If the New Vanguard or New Vista are sold, the charterer is entitled to claim up to $1 million to cover losses incurred on subcharters of the vessel. These vessels may only be sold after the second anniversary of delivery. Any remaining profit is to be split 60:40 in favour of the owner.

26.      Taxation

         Under current Liberian law, the Company is not required to pay any taxes in Liberia on either income or capital gains.

27.      Liquidity

         The consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company incurred a net loss of $76.8 million for the year ended December 31, 1998 which has resulted in a deficit of $17.0 million as at the balance sheet date. The Company is highly leveraged and recent developments have had a material adverse effect on the Company's short term liquidity and the Company's ability to fund its capital commitments in 1999. The Company's projected cash flow from operations and current financing arrangements will not be sufficient to fund currently unfunded capital commitments due in 1999 of yen 37,432,150,000 ($331,845,300) and $97,350,000 for
         vessels under construction. Management expects to arrange first mortgage financing for each VLCC vessel in the region of $60 million with the remaining balance due on each vessel to be provided by alternative financing and secured by second mortgages on the vessels.

         Management is currently negotiating with its existing financiers and has retained Chase Securities Inc. to assist in exploring strategic alternatives which include raising equity capital, the issue of new debt and refinancing and /or restructuring its existing indebtedness. There can be no assurance that the

         Company will be successful in obtaining financing for 1999 capital commitments.

28.      Other accounts payable

         Other accounts payable are interest free and have the following repayment terms: $1,250,000 due January 15, 2000, January 15, 2001, January 15, 2002, and January
         15, 2003.

29.      Restatement

         The Company through its subsidiary Channel Rose Holdings
         Inc. entered into an agreement with a third party whereby the Company agreed to bear certain chartering liabilities reported by that third party. The shareholder, Golden Ocean Limited, orally agreed to meet and has met the Company's obligations under this agreement.

         Previously, neither the liabilities to the third party nor the additional paid in capital provided by the shareholder were reported by the Company. The result of this omission is a prior period adjustment against income of $8,134,000 (being 1996 - $668,000, 1997 -
         $1,081,000 and 1998 $6,385,000) which was offset by
         additional paid in capital of the same amount. Accordingly, the financial statements for 1998 and 1997 have been restated to reflect these adjustments.

Golden Ocean Group Limited
Balance Sheet
As of September 30, 2000

                           September 30,
                                    2000

Cash and cash equivalents          9,843
Inventories                          470
Trade Accounts receivable          2,483
Prepaid expenses and other
 accounts receivable               5,266
Amounts due from related
 party                             3,615
                                --------

Total current assets              21,677

Vessels owned, net               449,078
Vessels under capital
 lease, net                       86,847
Investment in joint
 ventures                         (2,539)
Loans to joint ventures           24,397
Goodwill                           5,957
Deferred charges                   3,065
                                --------

Total assets                     588,482
                                ========

Current maturities of
 long term debt                   23,557
Obligations under
 capital leases                    8,273
Trade accounts payable
 and accrued expenses              7,555
Note interest payable              9,713
Other accounts payable             9,824
Time charter income
 received in advance               3,055
Drydocking and special
 survey provisions                 1,230
                                --------

Total current liabilities         63,207

Long term debt                   304,302

Obligations under
 capital leases                  110,156
10% Bonds 31st August 2001       255,702
Other accounts payable             1,750
Amounts due to shareholders       10,624
Amounts due to shareholders       15,032
                                --------

Total liabilities                760,773

Minority interest                    589

Share capital                          -
Additional paid in capital        74,795
Retained earnings (deficit)     (247,675)

Total shareholders' equity      (172,880)

Total liabilities and
 shareholders' equity            588,482
                                ========

                 UNAUDITED FINANCIAL STATEMENTS

Golden Ocean Group Limited
Consolidated Statements of Operations
For the Nine Months Ended September 30, 2000 and 1999

                                     Nine Months Ended
                                       September 30,
                                      2000        1999

Net operating revenues            $65,309      60,959

Gain on sale of vessel              7,697           -

Vessel operating costs              7,797      10,505
Charterhire expenses                8,938
Administrative expenses             4,081       6,556
                                  -------     -------

Operating income before
 depreciation and
 amortization                      52,190      43,898

Depreciation and
 amortization expense              18,231      20,517

Operating income after
 depreciation and amortization     33,959      23,381

Interest income                       753       1,249
Interest expense                  (19,368)    (49,562)
Share of earnings (losses)
 of joint ventures                  8,506      (8,945)
Foreign exchange gain (loss)       15,309     (19,234)
Other income (expenses)              (414)       (564)

Net income before
 reorganization items
 and minority interest             38,745     (53,675)

Reorganization items                7,618           -
Minority interest                     368        (257)
Net income (loss)                  30,759     (53,932)

Golden Ocean Group Limited
Consolidated Statements of Cash Flows
For the Nine Months Ended September 30, 2000 and 1999

                                     Nine Months Ended
                                       September 30,
                                   2000            1999
OPERATING ACTIVITIES
Net income                      $30,759        $(53,932)
Adjustments to reconcile
net loss to net cash
Provided by operating
activities:
  Foreign exchange gain         (15,309)         19,234
  Depreciation and
   amortization expense          18,231          19,933
  Share of results of
   joint ventures                (8,506)          8,945
  Gain on disposal of assets     (8,010)              -
  Amortization of goodwill          204             584
  Amortization of note
   discount                           -          14,344
  Amortization of deferred
   note issue costs               2,508           2,508
  Interest receivable on
   loans to joint ventures,
   capitalised                     (384)           (162)
  Interest payable on
   other loans capitalised          758               -
  Minority interest                 368             257
  Net change in:
  Inventories                       161            (499)
  Trade accounts receivable      (2,441)            (10)
  Prepaid expenses and other
   accounts receivable           (1,069)         (1,493)
  Trade accounts payable
   and accrued expenses            (146)          3,833
  Note interest payable               -          (7,285)
  Time charter income
   received in advance             (797)            593
  Drydocking and special
   survey provisions                226            (488)

Net cash provided by
 operating activities            16,349           6,362

INVESTING ACTIVITIES
Advances from joint ventures      1,286               -
Loans to joint ventures          (1,059)         (3,465)

Additions to vessels under
 construction                         -        (137,174)
Proceeds from redemption
 of investments                       -          29,138
Net cash provided by
 investing activities               227        (111,501)

FINANCING ACTIVITIES
Proceeds from long term debt          -         131,011
Repayment of long term debt     (17,318)        (20,794)
Repayment of capital leases      (6,445)         (3,839)
Repayment of amounts due
 to related party                     -             (25)
Repayment to shareholder            (13)         (2,133)
DIP finance received              5,074               -

Net cash used in financing
 activities                     (18,702)        104,220

Net decrease in cash and
 cash equivalents                (2,127)           (919)

Cash and cash equivalents
 at beginning of period          11,970           8,487
Cash and cash equivalents
 at end of period              $  9,843        $  7,568
                               ========        ========

Notes to Unaudited Financial Statements

1.  General

The accompanying financial statements and footnotes have been condensed and therefore do not contain all disclosures required by generally accepted accounting principles. Reference should be made to the Company's Annual Report to Shareholders for the year ended December 31, 1999 incorporated by reference herein.

The statements as of and for the nine month periods ended
September 30, 2000, and for the nine month periods ended
September 30, 1999 are unaudited. In the opinion of the Company, all adjustments (which were of a normal recurring nature) have been made to present fairly the results for such unaudited interim periods.

The statement of income for the nine month period ended September
30, 1999 has been reclassified to conform with the 2000 presentation of certain items.

The results of operations for the nine month periods ended
September 30, 2000 are not necessarily indicative of those for a full fiscal year.

Earnings and dividends per share are not presented since Golden
Ocean does not have publicly held shares and has an authorized and issued share capital of 500 shares of no par value each.

2.  Accounting Policies

In 2000, the Company adopted SFAS No. 130, "Reporting Comprehensive Income", which is effective for fiscal years beginning after December 15, 1999. SFAS No. 130 establishes standards for recording and presenting comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. Adoption of SFAS 130 has not had a material impact on the Company's financial statements.

SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS 138 is effective for fiscal years beginning after June 15, 2000. It establishes accounting and reporting standards for derivative instruments, including derivative instruments that are embedded in other contracts, as well as for hedging activities. The Company adopted the standard as from October 10, 2000. The adoption of SFAS 133 did not have a material impact on the Company's financial position and results of operations.

3.  Significant Events

On January 14, 2000 the Company and its subsidiaries Golden Ocean Tankers Limited and Channel Rose Holdings Inc. (the "Debtors") filed a voluntary petition under Chapter 11 of the Bankruptcy Code with the Clerk of the United States Bankruptcy Court for the District of Delaware.

On July 7, 2000, Frontline Ltd filed with the Court a proposed
Plan of Reorganization (the "Plan") which set forth the manner in which Claims against and Equity Interests in the Debtors will be treated.

The Plan was agreed by an overwhelming majority of holders of Claims entitled to vote and was confirmed at a hearing on September 15, 2000. The Plan became effective on October 10, 2000 and Frontline acquired the entire new share capital of Golden Ocean.

The following table sets out the treatment of and recoveries made by each class of Claim and Equity Interest in the Debtors:

              Type of Allowed
              Claim or Equity                                       Estimated
Class         Interest                Treatment                     Recovery
--------      ------------------      --------------------          ---------

-             Administrative Claims   Unimpaired; paid in            100%
                                      full in cash on the
                                      effective Date or as
                                      soon as practicable
                                      thereafter.
-----------------------------------------------------------------------------
-             Tax Claims              Unimpaired                     100%
-----------------------------------------------------------------------------
1             Secured Claims          Unimpaired                     100%
-----------------------------------------------------------------------------
2             Other Priority Claims   Unimpaired; paid in            100%
                                      full in Cash on the
                                      Effective Date or as
                                      soon as practicable
                                      thereafter as
                                      possible.
-----------------------------------------------------------------------------
3             Unsecured Claims        Impaired; at the          17 to 20%
                                      option of the
                                      claimant, (i)
                                      Frontline Ltd. common
                                      stock with a value of
                                      up to 20% of each
                                      allowed claim or (ii)
                                      17% of each allowed
                                      claim in cash.
-----------------------------------------------------------------------------
4             Vessel Mortgage         Impaired; reinstated           100%
              Guarantee Claims        in full
-----------------------------------------------------------------------------
5             Old Common Stock        Impaired; did not                0%
                                      receive or retain any
                                      property or interest
                                      under the Plan.
-----------------------------------------------------------------------------
6             Old Stock Rights        Impaired; did not                0%
              and Claims Arising      receive or retain any
              Out Of Old Stock        property or interest
              Rights                  under the Plan.
-----------------------------------------------------------------------------
7             Securities Claims       Impaired; did not                0%
                                      receive or retain any
                                      property or interest
                                      under the Plan.
-----------------------------------------------------------------------------
8             GOGL's 100% interest                                   100%
              in Subsidiaries         Unimpaired
-----------------------------------------------------------------------------
9             Intercompany Claims     Impaired                         0%
-----------------------------------------------------------------------------

It was determined that the Company's reorganization value computed immediately before October 10, 2000, the date of Plan confirmation was $536,564,000, which consisted of the following:


(in thousands of $)

    Cash in excess of normal operating
     requirements generated by operations              4,491
    Net realisable value of asset disposals               37
    Present value of discounted cash flows
      of the emerging entity                         532,036
----------------------------------------------------------------
    Reorganization value                             536,564
----------------------------------------------------------------

The Company adopted fresh-start reporting because holders of existing voting shares immediately before filing and confirmation of the Plan received less than 50% of the voting shares of the emerging entity and its reorganization value is less than its postpetition liabilities and allowed claims, as shown below:

(in thousands of $)
Postpetition current liabilities                      56,492
Postpetition long-term debt                          304,026
Post petition long-term obligations under
 capital leases                                      110,156
Liabilities deferred pursuant to
 Chapter 11 proceedings                              306,751
----------------------------------------------------------------
Total postpetition liabilities and
 allowed claims                                      777,425
Reorganization value                                 536,564
----------------------------------------------------------------
Excess of liabilities over reorganization value      240,861
----------------------------------------------------------------

The reorganization value of the Company was determined by consideration of several factors and by reliance on various valuation methods, including discounting cash flow and independent valuations of the Company's assets. The factors considered by the Company included the following:

- Forecasted operating and cash flow results, which gave effect to the estimated impact of corporate restructuring and other proposed operating changes.
- The discounted residual value at the end of the forecast period based on the independent valuations of the Company's assets.
-   Market share and position
-   Competition and general economic considerations

- Projected future developments in market charter rates for the Company's vessels.
-   Working capital requirements

After consideration of the Company's debt capacity and other capital structure considerations, such as industry norms, projected earnings to fixed charges, earnings before interest and taxes to interest, free cash flow to interest, and free cash flow to debt service and other applicable ratios, and after extensive negotiations among parties in interest, it was agreed that the Company's reorganization capital structure should be as follows:

(in thousands of $)
Postpetition current liabilities                      56,492
Postpetition long-term debt                          304,026
Post petition long-term obligations
 under capital leases                                110,156
Secured long-term loan from successor
 parent company                                       50,000
Unsecured short-term credit facility
 from successor parent company                           890
Share capital                                         15,000
----------------------------------------------------------------
                                                     536,564
----------------------------------------------------------------

The following table summarises the effect of the Plan of Reorganization on the Company's balance sheet as of October 10, 2000:

                                                                Reorganized
                      Pre-             Debt          Fresh      Balance
(in thousands of $)   confirmation     Discharge     start      Sheet

ASSETS:
Current assets:
Cash and cash
  equivalents            12,306           336                     12,642
Other current
  assets                  7,983                      (2,191)       5,792
----------------------------------------------------------------
                         20,289           336        (2,191)      18,434
Vessels and
 equipment owned,
 net                    412,256                     (57,706)     354,550
Vessels and
 equipment under
 capital lease,
 net                    122,878                     (13,378)     109,500
Options to
 purchase vessels             -                       8,370        8,370
Investment in
 associated
 companies               28,554                     (18,465)      10,089
Goodwill                  5,956                      (5,956)           -
Deferred debt
 charges                  3,065        (3,065)                         -
Interest rate
 swap contracts               -                       2,341        2,341
Reorganization
 value in excess
 of amounts
 allocable to
 identifiable
 assets                       -                      33,280       33,280
----------------------------------------------------------------
Total assets            592,998        (2,729)      (53,705)     536,564
================================================================

LIABILITIES
 AND EQUITY:
Current
 liabilities:
Current
 maturities of
 long-term debt          23,557                                   23,557
Current portion
 of obligations
 under capital
 leases                   8,273                                    8,273
Senior Note
 accrued interest         9,713        (9,713)                         -
Amounts due
 to successor
 parent company               -           890                        890
Other current
 liabilities             29,412        (4,750)                    24,662
----------------------------------------------------------------
                         70,955       (13,573)                    57,382
Long-term debt          304,026                                  304,026
Obligations
 under capital
 leases                 110,156                                  110,156
Senior Notes
 payable                255,702      (255,702)                         -
Amounts due
 to successor
 parent company               -        50,000                     50,000
Other
 long-term
 liabilities             27,291       (27,291)                         -
----------------------------------------------------------------
Total liabilities       768,130      (246,566)                   521,564

Minority interest           589          (589)                         -

Share capital                 -        15,000                     15,000

Additional
 paid-in capital         74,795                     (74,795)           -
Retained earnings      (250,516)      229,426        21,090            -
----------------------------------------------------------------
Total equity           (175,721)      244,426       (53,705)      15,000
----------------------------------------------------------------
Total liabilities
 and equity             592,998        (2,729)      (53,705)     536,564
================================================================

                             PART II

           INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 8.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 98 of the Companies Act of 1981 of the Islands of Bermuda, as amended, or the Companies Act, permits the Bye-Laws of a Bermuda company to contain a provision eliminating personal liability of a director or officer to the company for any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence default, breach of duty or breach of trust of which the officer or person may be guilty.

         Section 98 of the Companies Act grants companies the power generally to indemnify directors and officers of the company if any such person was or is a party or threatened to be made a party to a threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director and officer of the company or was serving in a similar capacity for another entity at the company's request.

         Section 98 of the Companies Act permits a company to purchase and maintain insurance or make other financial arrangements on behalf of any officer for any liability asserted against him or her and liability and expenses incurred in his or her capacity as a director, officer, employee or agent arising out of his or her status as such, whether or not the company has the power to indemnify him or her against such liability and expenses. While the Company has not previously maintained such insurance, it is currently in the process of applying for and attempting to procure such a policy for current and prior directors.

         The Company's Bye-law No. 130 provides as follows:

         Subject to the provisions of the Act and so far as may be permitted by the Act, the Directors, Secretary and other Officers for the time being of the Company and the Liquidator or Trustees (if any) for the time being acting in relation to any of the affairs of the Company and everyone of them, and everyone of their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets and profits of the Company to the maximum extent permitted by law from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors, or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts (including without limiting the generality of the foregoing, any act done, concurred in or omitted, being an act contemplated or permitted in these Bye-Laws); and none of them shall be answerable for the acts, receipts, neglects or defaults of the other or others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be hedged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, PROVIDED THAT this indemnity shall not extend to any matter in respect of any willful negligence, willful default, fraud or dishonesty which may attach to any of said persons.

ITEM 9.  EXHIBITS

     EXHIBIT NUMBER          DESCRIPTION


 1.1     Underwriting Agreement (for equity securities)*
 1.2     Underwriting Agreement (for debt securities)*
 4.1     Share certificate
 4.2     Debt securities indenture (senior indenture)*
 4.3     Debt securities indenture (subordinated indenture)*
 5.1 Opinion of Appleby, Spurling & Kempe, Bermuda counsel to Frontline Ltd. (the "Company"), as to the validity of the Shares
 5.2 Opinion of Seward & Kissel LLP, United States counsel to the Company, as to the validity of the Shares
 12.1    Calculation of ratio of earnings to fixed changes
 23.1    Consent of Appleby, Spurling & Kempe (included in
         Exhibit 5.1)
 23.2    Consent of Seward & Kissel LLP (included in Exhibit 5.2)
 23.3    Consent of PricewaterhouseCoopers DA
 23.4    Consent of KPMG
 23.5    Consent of Moore Stephens
 24      Power of Attorney (contained in signature page)
 25.1    T-1 Statement of Eligibility (senior indenture) *
 25.2    T-1 Statement of Eligibility (subordinated indenture) *

* To be filed either as an amendment or as an exhibit to a report filed pursuant to the Securities Exchange Act of 1934 of the Registrant and incorporated by reference in this Registration
Statement.

ITEM 10.  UNDERTAKINGS.

    The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

              (i) To include any prospectus required by Section
              10(a)(3) of the Securities Act of 1933;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended (the "Act"), each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by
              Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

         (5) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
              Section 15(d) of the Securities Exchange Act of
              1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (6) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                           SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Hamilton, Bermuda on July 13, 2001.

                             FRONTLINE LTD.


                             By: /s/ John Fredriksen
                             _______________________
                             Name:   John Fredriksen
                             Title:  Chairman

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of John Fredriksen, Tor Olav Troim, Ola Lorentzen, Kate Blankenship, Gary J. Wolfe and Robert E. Lustrin his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on July 13, 2001 in the capacities indicated.

         SIGNATURE                           TITLE

    /s/ John Fredriksen
    -------------------
    John Fredriksen          Chairman, Chief Executive Officer,
                             President and Director
    /s/ Tor Olav Troim
    -------------------
    Tor Olav Troim           Vice-President and Director

    /s/ A. Shaun Morris
    -------------------

    A. Shaun Morris          Director

    /s/ James Bodi
    -------------------      James Bodi    Director
    James Bodi

    /s/ Kate Blankenship
    --------------------
    Kate Blankenship         Chief Accounting Officer and Company
                             Secretary
    /s/ Tom E. Jebsen
    --------------------
    Tom E. Jebsen            Chief Financial Officer of Frontline
                             Management

                    Authorized Representative

         Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States of Frontline Ltd., has signed this registration statement in the City of Newark, State of Delaware, on July 13, 2001.

PUGLISI & ASSOCIATES


By:  /s/ Donald J. Puglisi
     _____________________
Name:   Donald J. Puglisi
Title:  Managing Director

 EXHIBITS
  FILED
Herewith                          DESCRIPTION

                             DESCRIPTION OF EXHIBITS

 1.1     Underwriting Agreement (for equity securities)*
 1.2     Underwriting Agreement (for debt securities)*
 4.1     Share Certificate
 4.2     Debt securities indenture (senior indenture)*
 4.3     Debt securities indenture (subordinated indenture)*
 5.1 Opinion of Appleby, Spurling & Kempe, Bermuda counsel to Frontline Ltd. (the "Company"), as to the validity of the Shares
 5.2 Opinion of Seward & Kissel LLP, United States counsel to the Company, as to the validity of the Shares
12.1     Calculation of ratio of earnings to fixed charges
23.1     Consent of Appleby, Spurling & Kempe (included in
         Exhibit 5.1)
23.2     Consent of Seward & Kissel LLP (included in Exhibit 5.2)
23.3     Consent of PricewaterhouseCoopers DA
23.4     Consent of KPMG
23.5     Consent of Moore Stephens
24       Power of Attorney (contained on signature page)
25.1     T-1 -Statement of Eligibility (senior indenture)*
25.2     T-1 Statement of Eligibility (subordinated indenture) *


* To be filed either as an amendment or as an exhibit to a report filed pursuant to the Securities Exchange Act of 1934 of the Registrant and incorporated by reference in this Registration
Statement.





















                               A-9
02089018.AA0